



# 2006
## ANNUAL REPORT

SENESCO





www.senesco.com



## Cancer Survival Study

The two mice pictured were each injected subcutaneously with tumor forming melanoma cells. After nine days of tumor growth, the control mouse on the left received placebo treatments injected directly into the tumor and the mouse on the right received Senesco's Factor 5A treatment also injected directly into the tumor every other day. Overall, the group of treated mice (10 total mice) survived 250% longer than the untreated mice (18 total mice) in the study, and one of the mice (the mouse pictured on the right) went into complete apparent remission.

## Greenhouse Stress Studies

Senesco's Factor 5A technology is being tested in multiple plant systems to determine what beneficial growth and environmental stress resistance traits it will yield. The example on the left shows results from a turfgrass study. Relative to the untreated control plants, the four lines that incorporated the Factor 5A technology, exhibited stronger growth rates, an earlier growth profile and enhanced biomass. The example on the right shows *Arabidopsis* plants grown under typical fertilizer conditions. The three Factor 5A treated plants exhibited 60% greater seed yield under these conditions and up to 200% greater seed yield versus controls when no fertilizer was used.





UNTREATED

FACTOR 5A

# *Dear Stockholders:*

This past year saw important advancements in our understanding of our technology, particularly as it relates to human health, as well as further expansion of our intellectual property portfolio and commercial relationships in agriculture.

The preclinical insight we have gained through laboratory testing in animals and cell lines covers a wide variety of disease models, from different cancers to HIV to inflammation in general. For example, our Factor 5A increased the median survival of mice with melanoma tumors by 250% versus control mice which did not receive Factor 5A treatment. Factor 5A reduced the melanoma tumor load in lungs of mice by 92% as compared with untreated control mice. In a human cell line of multiple myeloma, Factor 5A caused 90% of the cancer cells to die as compared to the untreated control cancer cells in which 75% of the cancer cells were viable. Down-regulating Factor 5A with our proprietary siRNA cut two markers of HIV-1 virus replication (p24 and IL-8) by 50% in a human cell line study. Down-regulating Factor 5A also increased protection of mouse pancreatic islet cells (insulin producing cells) from apoptosis, making more cells available for transplantation. In another mouse study in which mice were given a lethal challenge of LPS, the siRNA significantly reduced a number of inflammatory cytokines (immune system proteins) while not affecting a cytokine whose role is to help down regulate inflammatory proteins.

At first reading, these may seem to be simple statements. However, they are part of the increasing body of preclinical data on our gene technology's role. Based upon the results of these studies, we have begun to plan a strategy towards developing our first potential clinical trial. Such strategy will require planning and capital.

Our current capital needs have been met by the completion of another successful round of financing. We raised approximately $2.3 million, which will allow us to continue to add to our important preclinical research and development work in these varied disease models.

In addition to our preclinical research programs in human diseases, we have been advancing our agricultural projects both at Dr. Thompson's laboratories and in conjunction with our commercial partners. With our forestry partner ArborGen, we reported on the first year's field trial results in which certain species of trees with Senesco's gene technology showed nearly a doubling of growth as compared to controls. In turfgrass, The Scotts Company has seen favorable results in greenhouse growth. Our work on modifying production inputs for ethanol is progressing. Field trials continue with our partners in banana and lettuce. Internally, we have shown that Factor 5A plants achieve increased growth rates and increased seed yield, even with little or no added fertilizer as compared to control plants.

ArborGen has exercised its option to enter into a license agreement with us, and we are working diligently with them to complete this agreement by the end of calendar 2006. We have also been active in initiating contacts with potential commercial partners for other crops and we are committed to bringing new partners to our portfolio.

Senesco has over 200 active matters at the US Patent Office and internationally, covering our discoveries in human health and agriculture. To date, we have been granted 11 U.S. patents and 8 foreign patents. We have presented at business and research forums at industry conferences and have had research papers published in a variety of prestigious journals.

We have recently announced a financial advisory agreement with Stanford Financial Group. We look forward to working with them as long term advisors and partners to guide our strategies to build shareholder value.

We thank our employees, our consultants, colleagues and directors for their hard work and dedication over this past year. We also especially thank our shareholders.

Regards,

Rudolf Stalder
*Chairman of the Board*

Bruce C. Galton
*President & CEO*

# *To our Stockholders:*

It is our belief that Senesco's research and development platform has been significantly enhanced over the past year, and we are pleased to have this opportunity to provide an update on some of the highlights. Our technology is based on the discovery that distinct isoforms of Factor 5A appear to function as a biological switch that regulates cell death and survival. Of particular note, Factor 5A is highly conserved across life forms, which means that the same switch is operative in both plants and animals, including humans. Thus, it appears that Senesco's technology has an unusually broad platform of application in that it can be used to enhance the traits of commercially important agricultural crops and may have potential application in human disease states, specifically inflammatory diseases and cancer. Our in-house research over the past year, together with research carried out in collaboration with commercial and university partners, has advanced our research projects in both the agricultural and human health sectors.

## Human Health

Senesco has developed methods for both up-regulating and down-regulating Factor 5A, our proprietary human gene, and has demonstrated in both human cell lines and animals (mice) that up-regulating Factor 5A expression induces cell death (apoptosis), whereas down-regulating its expression prevents premature cell death. Thus, we are studying our technology's potential application in cancer, where the objective is to induce cell death and eliminate tumors, and inflammatory diseases (e.g. arthritis, Crohn's disease, etc.), for which there is a need to prevent premature cell death. Our research strategy over the past year has included testing its technology in selected disease-specific animal and cell line models in order to acquire efficacy data.

## Cancer

Cancer arises when abnormal cells continue to proliferate because of one or more mutations in the pathways of normal apoptosis. The goal of an effective cancer therapy is to kick-start the process of apoptosis in tumor cells, causing them to die and resulting in the eradication of tumors. Some current cancer therapies have significant side effects. To alleviate these effects a therapy must kill only cancer cells, leaving normal healthy cells untouched. This can be achieved either by using a therapy that is non-toxic to normal cells or by using a toxic therapy that can be selectively targeted only to tumors, which is very difficult.

Our research findings to date indicate that Senesco's Factor 5A technology may be compelling as a potential therapy for cancer, as it meets each of the above criteria. First, Factor 5A has shown induction of apoptosis in more than 15 cell lines derived from different types of human cancer that have been tested to date. This finding leads us to believe that Factor 5A has the potential to be used for a broad range of cancers. Second, Factor 5A is taken up into both tumor cells and normal cells, but induces apoptosis only in tumor cells. Our data indicate that Factor 5A may be non-toxic to normal cells and may not have to be targeted only to tumor cells.

Of particular note are recent results of experiments on multiple myeloma cells conducted at Mayo Clinic. Multiple myeloma is a type of bone marrow cancer that produces high levels of inflammatory cytokines leading to tumor progression and bone lesions. The cytokine IL-6 acts as a growth factor for myeloma cells, but in the presence of IL-6, Senesco's Factor 5A killed approximately 90% of human myeloma cells.

The Company has also conducted survival studies in cancerous mice. In one such study, mice were injected with murine tumor-forming (B16F0) melanoma cancer cells. The median survival time of untreated cancerous mice was only 7 days, whereas the median survival time of cancerous mice treated with Factor 5A was 25 days ($p<0.001$). This equates to a 250% enhancement of survival. At the end of the experiment, two of the Factor 5A-treated mice were still alive, with one mouse in apparent complete remission. None of the control mice survived. Similar results were obtained in a study conducted with human lung cancer cells (A549) and immuno- compromised mice. To further increase the efficacy of Factor 5A in our cancer research, we are currently developing optimized delivery and dosing regimes.

**Inflammatory Diseases**

Inflammatory diseases (e.g. sepsis, arthritis, Crohn's disease, etc.) arise from unregulated production of pro-inflammatory cytokines which can lead to inflammation and premature apoptosis. In studies with both human cell lines and mice, Senesco has established that Factor 5A regulates key upstream events in the pro-inflammatory cytokine cascade. Further, we have developed a siRNA which inhibits Factor 5A. In animal studies, the siRNA has shown efficacy as an anti-inflammatory agent. For example, in sepsis studies conducted at the University of Virginia, treatment of septicemic mice with Senesco's proprietary siRNA resulted in 100% survival under conditions in which all of the untreated septicemic animals died. In a parallel study, it was shown that treatment of the septicemic mice with siRNA against Factor 5A reduced blood levels of multiple pro-inflammatory cytokines including TNF, interleukins 1, 2, 6 and 12, MIP-1 and IFN. Of further importance, levels of IL-10, which down-regulates proinflammatory cytokines, were not affected by Factor 5A1, further enforcing the view that Factor 5A selectively recruits mRNAs required for apoptosis and inflammation. Similar results have been obtained for lung inflammation at the University of Colorado. Additional studies conducted at the University of Colorado have shown that treatment of HIV-infected human cells with the siRNA to Factor 5A suppresses two key markers of replication of HIV, a virus that kills T cells of the immune system.

It is important to note that the potential efficacy of Senesco's Factor 5A siRNA to reduce inflammation reflects not only its ability to down-regulate pro-inflammatory cytokines, but also its potential ability to inhibit premature cell death (apoptosis) in tissues and organs. For example, studies conducted at the University of Colorado showed that Factor 5A siRNA reduced apoptosis of pancreatic beta islet cells during their isolation prior to transplantation. Isolated human beta islet cells are sometimes transplanted into patients with diabetes to enhance insulin production.

## Agriculture

Senesco's technology also has broad application as a means of enhancing the agronomic traits of crops, and to this end we have entered into development agreements with a number of agricultural partners. Studies over the past year conducted both in-house and with our partners have confirmed that Senesco's Factor 5A technology can be used to enhance growth, increase disease resistance, confer increased tolerance to environmental stress (e.g. drought, soil salinity, etc.) and prolong the shelf life of perishable produce.

In our greenhouse experiments, our technology resulted in increased seed yields in Arabidopsis ranging from 100% to 300%. Our test plants have also shown improved tolerance to nutrient stress, meaning that under conditions of low fertilizer they achieve higher yields than control plants grown in the presence of high fertilizer. These enhanced traits were obtained by increasing the activity of the growth isoform of Factor 5A. Our technology has shown to be effective for a number of plants including tomato, canola and Arabidopsis. Recent field trials conducted by ArborGen, one of our partners, show that Senesco's Factor 5A technology approximately doubled the volume of trees in relation to controls. Our technology is also being developed to enhance the growth of bedding plants (in partnership with The Scotts Company), alfalfa (with Cal/West) and Jatropha, a crop grown in Asia for biodiesel fuel.

In partnership with The Broin Companies, Senesco's technology is also being used to enhance ethanol production.

Senesco's Factor 5A technology can also be used to enhance the shelf-life of perishable produce and to enhance tolerance to disease. For example, in partnership with Rahan Meristem, we have previously demonstrated in field trials that introduction of its technology into banana increased the shelf life of harvested banana fruit by approximately 100% and also conferred increased tolerance to Black Sigatoka, a fungal disease.

In the coming months the Company will continue its strategy of focusing research and development activity on selected commercialization opportunities.

Regards,

John Thompson
Executive Vice-President & CSO

Richard Dondero
Vice-President, R&D

## United States Securities and Exchange Commission

*Washington, D.C. 20549*

**FORM 10-K**

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2006
Commission File No. 001-31326

**Senesco Technologies, Inc.**
*(Exact name of registrant as specified in its charter)*

**Delaware**
*(State or Other Jurisdiction of Incorporation or Organization)*

**84-1368850**
*(I.R.S. Employer Identification No.)*

**303 George Street, Suite 420, New Brunswick, New Jersey**
*(Address of Principal Executive Offices)*

**08901**
*(Zip Code)*

**(732) 296-8400**
*(Registrant's Telephone Number, Including Area Code)*

**None**
*(Former name, former address and former fiscal year, if changed since last report)*

Securities registered under Section 12(b) of the Act:
Title of each class
**Common Stock, $0.01 par value per share.**
Name of each exchange on which registered
**American Stock Exchange**

Securities registered under Section 12(g) of the Act:
**None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ **yes** ☑ **no**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

☐ **yes** ☑ **no**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ **yes** ☐ **no**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ✔

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

**Large accelerated filer** ☐ **Accelerated filer** ☐ **Non-accelerated filer** ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ **yes** ☑ **no**

As of September 30, 2006, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $16,181,318, based on the closing sales price as reported on the American Stock Exchange on that date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of September 30, 2006:

| Class | Number of Shares |
|---|---|
| Common Stock, $0.01 par value | 15,487,388 |

The following documents are incorporated by reference into the Annual Report on Form 10-K:
Portions of the registrant's definitive Proxy Statement for its 2006 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report.



# TABLE OF CONTENTS

## Part I

### Item 1. Business.

## Our Business

The primary business of Senesco Technologies, Inc., a Delaware corporation incorporated in 1999, and its wholly-owned subsidiary, Senesco, Inc., a New Jersey corporation incorporated in 1998, collectively referred to as "Senesco," "we," "us" or "our," is to utilize our patented and patent-pending genes, primarily eucaryotic translation initiation Factor 5A, or Factor 5A, and deoxyhypusine synthase, or DHS, in human health applications to:

- Develop novel approaches to treat inflammatory and / apoptotic related diseases in humans;
- Develop novel approaches to treat cancer, a group of diseases in which apoptosis does not occur normally; and

Factor 5A, DHS and Lipase in agricultural applications, to enhance the quality and productivity of fruits, flowers, and vegetables and agronomic crops through the control of cell death, referred to as senescence, and growth in plants.

## Human Health Applications

We believe that our gene technology could have broad applicability in the human health field, by either inhibiting or accelerating apoptosis. Inhibiting apoptosis may be useful in preventing or treating a wide range of inflammatory and ischemic diseases attributed to premature apoptosis. Accelerating apoptosis may be useful in treating certain forms of cancer.

Certain human health results to date include:

- Increasing median survival by approximately 250% in an in-vivo model of mice injected with melanoma cancer cells;
- Inducing apoptosis in both human cancer cell lines derived from tumors and in lung tumors in mice;
- Reducing the amounts of p24 and IL-8 by approximately 50 percent in an HIV-1 infected human cell line;
- Increasing the survival of mouse pancreatic islet cells isolated for transplantation;
- Inducing apoptosis of cancer cells in a human multiple myeloma cell line;
- Demonstrating that the efficacy of our technology is comparable to that of existing approved anti-inflammatory prescription drugs in reducing certain inflammatory cytokines in mice;
- Measuring VEGF reduction in mouse lung tumors as a result of treatment with our genes;
- Increasing the survival rate in a mouse sepsis model. Additionally, a broad spectrum of pro-inflammatory cytokines were down-regulated;
- Determining the expression of our genes in both ischemic and non-ischemic human heart tissue, and correlating this expression to certain cytokines known to be involved in apoptosis; and
- Reducing cytokine induced apoptosis in human optic nerve cell lines and in human epithelial cell lines of the intestine.

### *Inhibiting Apoptosis*

Our research to date reveals that the DHS and Factor 5A genes may regulate apoptosis in human cells. We believe that our Factor 5A technology may have potential application as a means for controlling a broad range of apoptotic diseases, both inflammatory / ischemic diseases and cancers. We are engaged in preclinical in-vivo and in-vitro research to determine the ability of Factor 5A to regulate key execution genes, inflammatory cytokines, receptors, and transcription factors, which are implicated in numerous apoptotic diseases.

We believe that down-regulation of our proprietary Factor 5A gene may have potential application as a means for controlling a broad range of diseases that are attributable to premature apoptosis, ischemia, or inflammation. Apoptotic diseases include glaucoma, heart disease, and certain inflammatory diseases such as Crohn's disease, sepsis and rheumatoid arthritis, among others. We are engaged in preclinical research on a variety of these diseases. Using small inhibitory RNAs, or siRNAs, against the apoptosis isoform of Factor 5A to inhibit its expression, we have reduced pro-inflammatory cytokine formation and formation of receptors for liposolysaccharide, or LPS, interferon gamma and TNF-alpha. In-vitro experiments have shown that siRNAs against Factor 5A protected human lamina cribrosa (optic nerve) and colon epithelial cells from TNF alpha induced apoptosis. We have also determined that inhibiting the apoptosis isoform of Factor 5A down-regulates the transcription factors NFkB and JAK1 and decreases the inflammatory cytokines formed through the NFkB and JAK/STAT pathways. Additionally, we have shown in a mouse study that our siRNA is comparable to a steroid and to a prescription anti-TNF drug in its ability to reduce cytokine response to LPS. In-vivo mouse studies have shown that the siRNA against Factor 5A (i) protects thymocyte cells from apoptosis and decreases formation of myeloperoxidase, or MPO, TNF, MIP-1alpha, and IL-1 in the lungs of mice challenged with LPS; and (ii) increases the survival rate of mice in which sepsis was induced by a lethal injection of LPS. The siRNA's against Factor 5A are currently being tested in several preclinical in-vivo inflammatory disease models. Other experiments utilizing siRNA to Factor 5A include inhibition of cell death, or apoptosis, during the processing of mouse pancreatic beta islet cells for transplantation, and the inhibition of viral replication in a human cell line infected with HIV-1.

Proteins required for cell death include p53, interleukins and other cytokines, caspases, and TNF-a. Expression of these cell death proteins is required for the execution of apoptosis. We have found that down-regulating Factor 5A by treatment with siRNA, inhibits the expression of p53, a major cell death transcription factor that in turn controls the formation of a suite of other cell death proteins. In addition, down-regulation of Factor 5A up-regulates Bcl-2, a major suppressor of apoptosis.

### *Accelerating Apoptosis*

In preclinical studies, we have also established that up-regulation of Factor 5A isoform induces death in cancer cells through both the p53 (intrinsic) and cell death receptor (extrinsic) apoptotic pathways. Tumors arise when cells that have been targeted by the immune system to undergo apoptosis are unable to do so because of an inability to activate the apoptotic pathways. Just as the senescence Factor 5A gene appears to facilitate expression of the entire suite of genes required for programmed cell death in plants, the apoptosis Factor 5A gene appears to regulate expression of a suite of genes required for programmed cell death in human cells. Because the Factor 5A gene appears to function at the initiation point of the apoptotic pathways, both intrinsic and extrinsic, we believe that our gene technology has potential application as a means of combating a broad range of cancers. We have found, in in-vitro studies, that up-regulating the apoptosis isoform of Factor 5A results in: the up-regulation of p53, an important tumor suppressor gene that promotes apoptosis in cells with damaged DNA; inflammatory cytokine production; increased cell death receptor formation; and caspase activity. These features, coupled with a simultaneous down-regulation Bcl-2, a suppressor of apoptosis, and telomerase, result in apoptosis of cancer cells. In addition, in-vitro studies have shown that up-regulation of Factor 5A also down-regulates VEGF, a growth factor which allows tumors to develop additional vascularization needed for growth beyond a small mass of cells.

## Human Health Target Markets

We believe that our gene technology could have broad applicability in the human health field, by either inhibiting or accelerating apoptosis. Inhibiting apoptosis may be useful in preventing or treating a wide range of inflammatory and ischemic diseases attributed to premature apoptosis, including heart disease, arthritis, ocular diseases, such as glaucoma, and neurodegenerative diseases among others. Accelerating apoptosis may be useful in treating certain forms of cancer because the body's immune system is not able to force cancerous cells to undergo apoptosis.

## Agricultural Applications

Our research focuses on the discovery and development of certain gene technologies, which are designed to confer positive traits on fruits, flowers, vegetables, forestry species and agronomic crops. To date, we have isolated and characterized the senescence-induced Lipase gene, DHS, and Factor 5A in certain species of plants. Our goal is to modulate the expression of these genes in order to achieve such traits as extended shelf life, increased biomass, increased yield and increased resistance to environmental stress and disease, thereby demonstrating proof of concept in each category of crop.

Certain agricultural results to date include:

- Longer shelf life of perishable produce;
- Increased biomass and seed yield;
- Greater tolerance to environmental stresses, such as drought and soil salinity;
- Greater tolerance to certain fungal and bacterial pathogens;
- More efficient use of fertilizer; and
- Advancement of field trials in banana, lettuce, trees, and bedding plants.

The technology presently utilized by the industry for increasing the shelf life in certain flowers, fruits and vegetables relies primarily on reducing ethylene biosynthesis, and hence only has application to the limited number of crops that are ethylene-sensitive. Because Factor 5A, DHS and lipase are already present in all plant cells, our technology may be incorporated into crops by using either conventional breeding methods (non-genetically modified) or biotechnology gene suppression techniques.

We have licensed this technology to various strategic partners and have entered into a joint venture, and we intend to continue to license this technology to additional strategic partners and/or enter into additional joint ventures. Together with our commercial partners, we are currently working with lettuce, turfgrass, tomato, canola, *Arabidopsis* (a model plant that is similar to canola), banana, alfalfa, and certain species of trees and bedding plants, and we have obtained proof of concept for enhanced shelf life, seed yield, biomass, and resistance to disease in several of these plants. We have ongoing field trials of certain trees, lettuce and bananas with our respective partners. The first round of lettuce field trials showed that our technology reduced browning of cut lettuce. The first and second round of banana field trials have shown that our technology extends the shelf life of banana fruit by 100%. In addition to the shelf life benefits, field trials conducted during the winter of 2004-2005 generated encouraging disease tolerance data specific to Black Sigatoka (Black Leaf Streak Disease), for banana plants. Additional field trials for banana plants are planned for Black Sigatoka. Commercialization by our partners may require a combination of traits in a crop, such as both shelf life and disease resistance, or other traits. Our near-term research and development initiatives include modulating the expression of DHS and Factor 5A genes in these plants and then propagation and phenotype testing of such plants.

Our ongoing research and development initiatives for agriculture include:

- Further developing and implementing the DHS and Factor 5A gene technology in lettuce, banana, oil seed crops, turfgrass, bedding plants, tomato, alfalfa, corn, soybean and trees; and
- Testing the resultant crops for new beneficial traits such as increased yield, increased tolerance to environmental stress, disease resistance and more efficient use of fertilizer.

## Agricultural Target Markets

In order to address the complexities associated with marketing and distribution in the worldwide market, we have adopted a multi-faceted commercialization strategy, in which we plan to enter into licensing agreements or other strategic relationships with a variety of companies or other entities on a crop-by-crop basis.

Because the agricultural market is dominated by privately held companies or subsidiaries of foreign owned companies, market size and market share data for the crops under our license and development agreements is not readily available. Additionally, because we have entered into confidentiality agreements with our license and development partners, we are unable to report the specific financial terms of the agreements as well as any market size and market share data that our partners may have disclosed to us regarding their companies.

## Development and License Agreements

In November 2001, we entered into a worldwide exclusive development and license agreement with the Harris Moran Seed Company, referred to herein as the Harris Moran License, to commercialize our technology in lettuce and certain melons for an indefinite term, unless terminated by either party pursuant to the terms of the agreement. To date, the development steps performed by Harris Moran and us have all been completed in accordance with the protocol set forth in the Harris Moran License. There has been extensive characterization of our genes in lettuce in a laboratory setting. The initial lab work has produced genetically modified seed under greenhouse containment, which has been followed by substantial field trials for evaluation. These field trials represent a vital step in the process necessary to develop a commercial product. Additional laboratory and field experiments and development are necessary for development of cut, bagged lettuce. Harris Moran is in the process of performing additional field trials of our technology. Ongoing field trial results will determine if non-genetically modified seed will produce sufficiently reduced browning traits to attract potential marketing partners. Additional field work in lettuce is targeting traits other than browning, such as disease resistance and yield. Under the Harris Moran License, we have received an upfront payment and we may receive benchmark payments upon achievement of certain research and marketing milestones.

In June 2002, we entered into a three-year worldwide exclusive development and option agreement with ArborGen, LLC, referred to herein as the ArborGen Agreement, to develop our technology in certain species of trees. The ArborGen Agreement also granted ArborGen an option to acquire an exclusive worldwide license to commercialize our technology in various other forestry products. In June 2006, ArborGen exercised their option to license our technology. To date, the research being conducted by ArborGen has proceeded according to schedule. ArborGen has seen promising positive growth responses in greenhouse-grown seedlings. These initial greenhouse data led to the initiation of field trials by ArborGen in the second half of calendar 2004. At the end of the 2005 growing season, certain trees which were enhanced by our technology had approximately double the increase in volume relative to control trees. Under the ArborGen Agreement, we have received an upfront payment and benchmark payments, and upon finalization of a license agreement, we may receive additional benchmark payments upon achievement of certain development milestones and royalties upon commercialization.

In September 2002, we entered into an exclusive development and license agreement with Cal/West Seeds, referred to herein as the Cal/West License, to commercialize our technology in certain varieties of alfalfa. The Cal/West License will continue until the expiration of the patents set forth in the agreement, unless terminated earlier by either party pursuant to the terms of the agreement. The Cal/West License also grants Cal/West an exclusive option to develop our technology in various other forage crops. The Cal/West development effort successfully incorporated our technology into their alfalfa seed as of July 2004. Greenhouse trait analysis is ongoing. Under the Cal/West License, we have received an upfront payment and we may receive benchmark payments as certain development milestones are achieved and a royalty upon commercialization based upon the volume of alfalfa seed sold that contains our technology.

In March 2004, we entered into an exclusive development and license agreement with The Scotts Company, referred to herein as the Scotts Agreement, to commercialize our technology in turfgrass and certain species of bedding plants. Scotts is working on incorporating our technology to enhance a variety of traits in these plants, including environmental stress resistance, disease resistance and enhanced bloom properties. We are collaborating with Scotts in the areas of ornamental bedding plants and turfgrass. A large-scale greenhouse evaluation of bedding plants is being conducted. Preliminary results have given insight into how to proceed with additional development. Transformation and initial tissue culture screening of events have been undertaken in turfgrass. In tissue culture, turfgrass containing our technology has grown more successfully than control turfgrass without our technology. Greenhouse testing of the grass containing our technology is the next planned development step. Under the Scotts Agreement, we have received an upfront payment and benchmark payments. In January 2006, the development and license agreement with The Scotts Company was amended. Due to a change in the corporate financial policy at Scotts, Scotts requested to defer certain milestone payments, which were to be made on a calendar basis. We agreed and these payments have now been deferred and incorporated in the amount to be paid to us upon commercialization. Additionally, the commercialization fee has been increased. All other aspects of the agreement remain unchanged, and the project continues to move forward without interruption. We may also receive royalties upon commercialization from the net sales of turfgrass seed and bedding plants containing our technology.

In October 2005, we entered into a license agreement with the Broin Companies to license our proprietary gene technology to Broin to improve aspects of Broin's ethanol production capabilities. We are currently working on incorporating our technology into those aspects of Broin's ethanol production. We will receive an annual payment for each Broin facility that incorporates our technology. If Broin incorporates our technology into each of its facilities, we would receive an annual payment in excess of $1,000,000.

## Joint Venture

On May 14, 1999, we entered into a joint venture agreement with Rahan Meristem Ltd., or Rahan Meristem, an Israeli company engaged in the worldwide export marketing of banana germplasm, referred to herein as the Rahan Joint Venture. In general, bananas are grown either for local domestic consumption or grown for export. According to the Food and Agriculture Organization of the United Nations, there were 12 million metric tons of bananas exported in 2002. The level of production equates to the fruit of approximately 480 million banana plants. A percentage of these plants are replaced each year with new banana seedlings. Rahan Meristem accounts for approximately 10% of the worldwide export of enhanced banana seedlings.

We have contributed, by way of a limited, exclusive, worldwide license to the Rahan Joint Venture, access to our technology, discoveries, inventions and know-how, whether patentable or otherwise, pertaining to plant genes and their cognate expressed proteins that are induced during senescence for the purpose of developing, on a joint basis, genetically enhanced banana plants which will result in a banana that has a longer shelf life. Rahan Meristem has contributed its technology, inventions and know-how with respect to banana plants. Rahan Meristem and Senesco equally own the Rahan Joint Venture and have equally shared the expense of field trials.

The Rahan Joint Venture applied for and received a conditional grant that totals approximately $340,000, which constituted 50% of the Rahan Joint Venture's research and development budget over the five-year period, ending on May 31, 2005, from the Israel - U.S. Binational Research and Development Foundation, or BIRD Foundation, referred to herein as the BIRD Grant. Such grant, along with certain royalty payments, shall only be repaid to the BIRD Foundation upon the commercial success of the Rahan Joint Venture's technology. The commercial success is measured based upon certain benchmarks and/or milestones achieved by the Rahan Joint Venture. The Rahan Joint Venture reports these benchmarks periodically to the BIRD Foundation.

All aspects of the Rahan Joint Venture's research and development initiative are proceeding on time, or are ahead of the original schedule laid out at the inception of the Rahan Joint Venture. Both the DHS and lipase genes have been identified and isolated in banana, and the Rahan Joint Venture is currently in the process of silencing these genes. Two Israeli field trials indicated that Senesco's proprietary technology extends the shelf life of the banana fruit up to 100%, while allowing the banana fruit to ripen normally. Later field trials have shown promising disease tolerance results and we are currently performing additional field trials to further assess disease tolerance. We believe that these field trials have yielded data sufficient to initiate contact with potential marketing partners. However, as the banana modified with our technology may be considered a GMO, shelf life extension may have to be combined with disease tolerance to gain acceptance by the growers.

## Competition

Our competitors in both human health and agriculture that are presently attempting to distribute their technology have generally utilized one of the following distribution channels:

- licensing technology to major marketing and distribution partners;
- entering into strategic alliances; or
- developing in-house production and marketing capabilities.

In addition, some competitors are owned by established distribution companies, which alleviates the need for strategic alliances, while others are attempting to create their own distribution and marketing channels.

Our competitors in the field of delaying plant senescence are companies that develop and produce transformed plants with a variety of enhanced traits. Such companies include: Icora (formerly Paradigm Genetics); Bayer Crop Science; Mendel Biotechnology; Renessen LLC; Exelixis Plant Sciences, Inc.; Syngenta International AG; and Eden Bioscience, among others.

There are many large and development stage companies working in the field of apoptosis research including: Amgen; Centocor; Genzyme; OSI Pharmaceuticals, Inc.; Idun Pharmaceuticals; Novartis; Introgen Therapeutics, Inc.; Genta, Inc.; and Vertex Pharmaceuticals, Inc., among others.

## Marketing Program

We presently license our technology to agricultural companies capable of incorporating our technology into crops grown for commercial agriculture. We anticipate revenues from these relationships in the form of licensing fees and royalties from our partners, usage fees in the case of the agreement with the Broin Company, or sharing gross profits in the case of the joint venture with Rahan Meristem. In addition, we anticipate payments from our partners upon our achievement of certain research and development benchmarks. This commercialization strategy allows us to generate revenues at various stages of product development, while ensuring that our technology is incorporated into a wide variety of crops. Our optimal partners combine the technological expertise to incorporate our technology into their product line along with the ability to successfully market the enhanced final product, thereby eliminating the need for us to develop and maintain a sales force. Through June 30, 2006, we have entered into five license and development agreements and one joint venture with established agricultural biotechnology companies.

Generally, projects with our license and joint venture partners begin by transforming seed or germplasm to incorporate our technology. Those seeds or germplasm are then grown in our partners' greenhouse. After successful greenhouse trials, our partners will transfer the plants to the field for field trials. After completion of successful field trials, our partners may have to apply for and receive regulatory approval prior to initiation of any commercialization activities.

Generally, the approximate time to complete each development step is as follows:

| | |
|---|---|
| Seed Transformation | approximately 1 to 2 years |
| Greenhouse | approximately 1 to 2 years |
| Field Trials | approximately 2 to 5 years |

The actual amount of time spent on each development phase depends on the crop, its growth cycle and the success of the transformation achieving the desired results. As such, the amount of time for each phase of development could vary, or the time frames may change.

The development of our technology with The Broin Company is different than our other licenses in that we are modifying certain production inputs for ethanol. That process involves modifying the inputs, testing such inputs in Broin's production process and if successful, implementing such inputs in Broin's production process on a plant by plant basis.

The status of each of our projects with our partners is as follows:

| Project | Partner | Status |
|---|---|---|
| Banana | Rahan Meristem | |
| Shelf Life | | Field Trials |
| Disease Resistance | | Field Trials |
| Lettuce | Harris Moran | |
| Browning | | Field Trials |
| Disease Resistance | | Field Trials |
| Trees | Arborgen | |
| Growth | | Field Trials |
| Alfalfa | Cal/West | Greenhouse |
| Turfgrass | The Scotts Company | Seed Transformation |
| Bedding Plants | The Scotts Company | Greenhouse |
| Ethanol | The Broin Company | Modify Inputs |

Commercialization by our partners may require a combination of traits in a crop, such as both shelf life and disease resistance, or other traits.

Based upon our commercialization strategy, we anticipate that there may be a significant period of time before plants enhanced using our technology reach consumers. Thus, we have not begun to actively market our technology directly to consumers, but rather, we have sought to establish ourselves within the industry through presentations at industry conferences, our website and direct communication with prospective licensees.

Consistent with our commercialization strategy, we intend to attract other companies interested in strategic partnerships, joint ventures or licensing our technology. The Harris Moran License, the ArborGen Agreement, the Cal/West License, the Broin Agreement and the Rahan Joint Venture are the first successes toward the execution of our strategy.

We plan to employ the same partnering strategy in both the human health and agricultural target markets. Our preclinical research has yielded data that we have presented to various biopharmaceutical companies that may be prospective licensees for the development and marketing of potential applications of our technology. Consistent with our commercialization strategy, we intend to attract other companies interested in strategic partnerships or licensing our technology, which may result in additional license fees, revenues from contract research and other related revenues. Additionally, we may select some human health indications to bring into clinical trials on our own. Successful future operations will depend on our ability to transform our research and development activities into a commercially feasible technology.

## Research Program

Our research and development is performed by third party researchers at our direction, pursuant to various research and license agreements. The primary research and development effort, which is performed by approximately 22 researchers that are funded in whole or in part by us, takes place at the University of Waterloo in Ontario, Canada, where the technology was discovered, Mayo Clinic, the University of Virginia, and the University of Colorado. Additional research and development is performed by our partners in connection with the Harris Moran License, the Scotts Agreement, the ArborGen Agreement, the Cal/West License, the Broin License, and through the Rahan Joint Venture.

The inventor of our technology, John E. Thompson, Ph.D., is the Associate Vice President, Research and former Dean of Science at the University of Waterloo in Ontario, Canada, and is our Executive Vice President and Chief Scientific Officer. Dr. Thompson is also one of our directors and owns 3.7% of the outstanding shares of our common stock, $0.01 par value, as of June 30, 2006. On September 1, 1998, we entered into, and subsequently have extended through August 31, 2007, a research and development agreement with the University of Waterloo and Dr. Thompson as the principal inventor. The Research and Development Agreement provides that the University of Waterloo will perform research and development under our direction, and we will pay for the cost of this work and make certain payments to the University of Waterloo. In return for payments made under the Research and Development Agreements, we have all rights to the intellectual property derived from the research.

Our research and development expenses incurred on human health applications were approximately 48% for the fiscal year ended June 30, 2006 and approximately 50% for the fiscal year ended June 30, 2005. Since our inception the proportion of research and development expenses on human health applications has increased, as compared to plant applications. This change is primarily due to the fact that our research focus on human health has increased and some of our research costs for plant applications have shifted to our research partners.

Our planned future pre-clinical research and development initiatives for human health include:

- Pre-clinical in-vivo cancer studies. These studies may focus on optimizing delivery of Factor 5A to tumors to determine if there would be an enhancement of treatment.
- Pancreatic Islets isolated for transplantation. Future studies will be focused on methods of improving the transfection efficiency on pancreatic islet cells treated with the siRNA to Factor 5A prior to harvesting for processing. Improving transfection efficiency may further increase the number of islet cells surviving the processing procedure which may allow for a greater yield of islet cells per donor.
- HIV-1. We will continue in-vitro studies utilizing different siRNA delivery systems in order to increase the transfection efficiency of the siRNA to Factor 5A to determine further decreases in HIV replication and may seek animal models to test.
- Lung Cancer. Lung cancer experiments will continue to focus on the reduction of tumor load and longevity of the treated mice. Delivery systems that might target the tumor cell and deliver Factor 5A directly to the cancer cells may by explored. Other lung cancers may also be explored to determine Factor 5A's efficacy in different forms of lung cancer.
- Multiple Myeloma. The next set of multiple myeloma experiments will involve a mouse model system and may include optimizing the delivery of Factor 5A.
- Sepsis. Following encouraging initial results, work will continue on measuring pro-inflammatory cytokines during the progression of the disease.
- Inflammatory Bowel Disease. Routes of administration of the siRNA to Factor 5A will be explored to optimize cell protection against pro-inflammatory cytokines.
- Lung Inflammation. Optimization of the delivery and dose of the siRNA to Factor 5A to the lungs is the direction of our planned future experiments. Mouse model systems may be used to illustrate the siRNA to Factor 5A's ability to reduce morbidity and mortality in lung inflammation, caused by the up-regulation of pro-inflammatory cytokines induced by pathogens and other stresses to the lungs.
- Other. We will continue to look at other disease states in order to determine the role of Factor 5A.

In order to pursue the above research initiatives, as well as other research initiatives that may arise, including toxicity studies and clinical trials, it will be necessary for us to raise a significant amount of working capital. If we are unable to raise the necessary funds, we may be required to significantly curtail the above research initiative and we will be unable to pursue other possible research initiatives.

We may further expand our research and development program beyond the initiatives listed above to include other research centers.

Our subsequent research and development initiatives for agriculture include:

- further developing and implementing the DHS and Factor 5A gene technology in lettuce, banana, and a variety of other commercially important crops such as oil seed crops, turfgrass, bedding plants, tomato, alfalfa and trees; and
- testing the resultant crops for new beneficial traits such as increased yield, increased tolerance to environmental stress, disease resistance and more efficient use of fertilizer.

## Intellectual Property

We have ten issued patents from the United States Patent and Trademark Office, or PTO, and eight issued patents from foreign countries as follows:

| Patent # | | Date Issued | Expiration Date |
|---|---|---|---|
| **Agricultural** | | | |
| *United States* | | | |
| 6,538,182 | DNA Encoding a Plant Deoxyhypusine Synthase, A Plant Eukaryotic Initiation Factor 5A, Transgenic Plants and A Method For Controlling Senescence and Programmed Cell Death in Plants | 3/23/2004 | 7/06/2019 |
| 6,774,284 | DNA Encoding A Plant Lipase, Transgenic Plants and A Method For Controlling Senescence In Plants | 8/10/2004 | 7/22/2018 |
| 6,849,782 | Arabidopsis Antisense Deoxyhypusine Synthase Molecule and Method of Inhibiting Deoxyhypusine Expression in Plants | 2/01/2005 | 7/06/2019 |
| 6,855,529 | DNA Encoding a Plant Deoxyhypusine Synthase, a Plant Eukaryotic Initiation Factor 5A, Transgenic Plants and a Method for Controlling Senescence Programmed and Cell Death in Plants | 2/15/2005 | 8/05/2019 |
| 6,878,860 | DNA Encoding a Plant Deoxyhypusine Synthase, a Plant Eukaryotic Initiation Factor 5A, Transgenic Plants and a Method For Controlling Senescence Programmed and Cell Death in Plants | 4/12/2005 | 7/06/2019 |
| 6,897,359 | Carnation Antisense Deoxyhypusine Synthase Molecule and Method of Inhibiting Deoxyhypusine Synthase Expression in Plants | 5/24/2005 | 11/11/2019 |
| 6,900,368 | Tomato Antisense Deoxyhypusine Synthase Molecule and Method of Inhibiting Deoxyhypusine Synthase Expression in Plants | 5/31/2005 | 7/06/2019 |
| 6,989,258 | DNA Encoding a Plant Deoxyhypusine Synthase, a Plant Eukaryotic Initiation Factor 5A, Transgenic Plants and a Method | 1/24/2006 | 7/14/2020 |
| 7,070,997 | Isolated Nucleotides Encoding Tomato Senescense-Induced EIF-5A | 7/04/2006 | 11/05/2020 |
| *Commonwealth of Australia* | | | |
| 778437 | DNA encoding a plant lipase, transgenic plants and a method for controlling senescence in plants | 3/24/2005 | 2/14/2020 |

| | | | |
|---|---|---|---|
| 782886 | DNA encoding a plant deoxyhypusine synthase, a plant eukaryotic initiation factor 5A, transgenic plants and a method for controlling senescence and programmed cell death in plants | 1/19/2006 | 7/06/2020 |
| *Mexico* | | | |
| 232047 | Acido Desoxirribonucleico que codifica lipase de plantas, plantas transgenicas y metodo para controlar el envejecimeniento en las plantas | 11/10/2005 | 06/19/2001 |
| *New Zealand* | | | |
| 517055 | DNA encoding a plant deoxyhypusine synthase, transgenic plants and a method for controlling senescence and programmed cell death in plants | 10/06/2005 | 7/06/2020 |
| 523280 | DNA encoding a plant lipase, transgenic plants and a method for controlling senescence in plants | 6/09/2005 | 6/19/2021 |
| 526539 | DNA encoding a plant deoxyhypusine synthase, a plant eukaryotic initiation factor 5A, transgenic plants and a method for controlling senescence and cell death in plants | 10/06/2005 | 11/29/2021 |
| 535009 | DNA encoding a plant eukaryotic initiation factor 5A, transgenic plants and a method for controlling senescence and programmed cell death in plants | 7/13/2006 | 7/06/2020 |

**Human Health**

| | | | |
|---|---|---|---|
| *United States* | | | |
| 6,867,237 | DNA Encoding Apoptosis-Induced Eukaryotic Initiation Factor-5A and Deoxyhypusine Synthase and a Method for Controlling Apoptosis in Animals and Humans | 3/15/2005 | 7/23/2021 |
| *New Zealand* | | | |
| 536958 | Nucleic acids, polypeptides, and methods for modulating apoptosis | 09/04/2006 | 05/07/2023 |

In addition to our eighteen patents, we have a wide variety of patent applications, including divisional applications and continuations-in-part, in process with the PTO and internationally. We intend to continue our strategy of enhancing these new patent applications through the addition of data as it is collected.

## Government Regulation

At present, the U.S. federal government regulation of biotechnology is divided among three agencies: (i) the U.S. Department of Agriculture regulates the import, field-testing and interstate movement of specific types of genetic engineering that may be used in the creation of transformed plants; (ii) the Environmental

Protection Agency regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transformed plants; and (iii) the Food and Drug Administration regulates foods derived from new plant varieties. The FDA requires that transformed plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods but expects transformed plant developers to consult the FDA before introducing a new food into the market place.

In addition, our ongoing preclinical research with cell lines and lab animal models of human disease is not currently subject to the FDA requirements that govern clinical trials. However, use of our technology, if developed for human health applications, will also be subject to FDA regulation. Generally, the FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human health technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, we, or our licensees, may be required to obtain such licensing or approval from governmental regulatory agencies prior to the commercialization of our genetically transformed plants and the application of our human health technology.

## Employees

In addition to the 20 scientists performing funded research for us at the University of Waterloo, Mayo Clinic, the University of Virginia and the University of Colorado, we have five employees and one consultant, four of whom are executive officers and are involved in our management. We do not anticipate hiring any additional employees over the next twelve months.

The officers are assisted by a Scientific Advisory Board that consists of prominent experts in the fields of plant and human cell biology. Alan Bennett, Ph.D., who serves as the Chairman of the Scientific Advisory Board, is the Associate Vice Chancellor of the Office of Technology Transfer at the University of California. His research interests include the molecular biology of tomato fruit development and ripening, the molecular basis of membrane transport, and cell wall disassembly. Charles A. Dinarello, M.D., who serves as a member of the Scientific Advisory Board, is a Professor of Medicine at the University of Colorado School of Medicine, a member of the U.S. National Academy of Sciences and the author of over 500 published research articles. In addition to his active academic research career, Dr. Dinarello has held advisory positions with two branches of the National Institutes of Health and positions on the Board of Governors of both the Weizmann Institute and Ben Gurion University. Russell L. Jones, Ph.D., who serves as a member of the Scientific Advisory Board, is a professor at the University of California, Berkeley and an expert in plant cell biology and cell death. Dr. Jones is also an editor of Planta, Annual Review of Plant Physiology and Plant Molecular Biology, as well as Research Notes in Plant Science. Additionally, he has held positions on the editorial boards of Plant Physiology and Trends in Plant Science.

Furthermore, pursuant to the Research and Development Agreements, a substantial amount of our research and development activities are conducted at the University of Waterloo under the supervision of Dr. Thompson, our Executive Vice President and Chief Scientific Officer. We utilize the University's research staff including graduate and post-graduate researchers.

We have also undertaken preclinical apoptosis research at the University of Colorado under the supervision of Dr. Dinarello. In addition to the research being conducted at the University of Colorado, we have also undertaken preclinical apoptosis research at the Mayo Clinic, the University of Pittsburgh and the University of Virginia. This research is performed pursuant to specific project proposals that have agreed-upon research outlines, timelines and budgets. We may also contract research to additional university laboratories or to other companies in order to advance the development of our technology.

## Safe Harbor Statement

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the anticipated growth in the markets for our technologies, the continued advancement of our research, the approval of our patent applications, the possibility of governmental approval in order to sell or offer for sale to the general public a genetically engineered plant or plant product, the successful implementation of our commercialization strategy, including the success of the Harris Moran License, the ArborGen Agreement, the Cal/West License, The Scotts License, the Broin License, and the Research and Development Agreements, the successful implementation of the Rahan Joint Venture, statements relating to our patent applications, the anticipated longer term growth of our business, the results of our preclinical studies and the timing of the projects and trends in future operating performance are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the timing of revenues due to the variability in size, scope and duration of research projects, regulatory delays, research study results which lead to cancellations of research projects, and other factors, including general economic conditions and regulatory developments, not within our control. The factors discussed herein and expressed from time to time in our filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this filing, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

## Factors That May Affect Our Business, Future Operating Results and Financial Condition

The more prominent risks and uncertainties inherent in our business are described below. However, additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer.

### Item 1A. Risk Factors.

***We have a limited operating history and have incurred substantial losses and expect future losses.***

We are a development stage biotechnology company with a limited operating history and limited assets and capital. We have incurred losses each year since inception and have an accumulated deficit of $22,369,843 at June 30, 2006. We have generated minimal revenues by licensing our technology for certain crops to companies willing to share in our development costs. However, our technology may not be ready for widespread commercialization for several years. We expect to continue to incur losses for the next several years because we anticipate that our expenditures on research and development, commercialization and administrative activities will significantly exceed our revenues during that period. In addition, we cannot assure you that we will be able to sell our New Jersey state net operating losses for any specific fiscal year. We cannot predict when, if ever, we will become profitable.

### *We depend on a single principal technology and, if our technology is not commercially successful, we will have no alternative source of revenue.*

Our primary business is the development and commercial exploitation of technology to identify, isolate, characterize and silence genes which control the death of cells in humans and plants. Our future revenue and profitability critically depend upon our ability to successfully develop apoptosis and senescence gene technology and later license or market such technology. We have conducted experiments on certain crops with favorable results and have conducted certain preliminary cell-line and animal experiments, which have provided us with data upon which we have designed additional research programs. However, we cannot give any assurance that our technology will be commercially successful or economically viable for any crops or human health applications.

In addition, no assurance can be given that adverse consequences might not result from the use of our technology such as the development of negative effects on humans or plants or reduced benefits in terms of crop yield or protection. Our failure to obtain market acceptance of our technology or to successfully commercialize such technology or develop a commercially viable product would have a material adverse effect on our business.

### *We outsource all of our research and development activities and, if we are unsuccessful in maintaining our alliances with these third parties, our research and development efforts may be delayed or curtailed.*

We rely on third parties to perform all of our research and development activities. Our primary research and development efforts take place at the University of Waterloo in Ontario, Canada, where our technology was discovered, the University of Colorado, Mayo Clinic, the University of Virginia, the University of Pittsburgh, and with our commercial partners. At this time, we do not have the internal capabilities to perform our research and development activities. Accordingly, the failure of third-party research partners, such as the University of Waterloo, to perform under agreements entered into with us, or our failure to renew important research agreements with these third parties, may delay or curtail our research and development efforts.

### *We have significant future capital needs and may be unable to raise capital when needed, which could force us to delay or reduce our research and development efforts.*

As of June 30, 2006, we had cash and highly-liquid investments valued at $1,168,473 and working capital of $858,811. In October 2006, we received aggregate net proceeds of approximately $2,050,000 from a private placement of our equity securities. Using our available reserves as of June 30, 2006 and the net proceeds from the private equity financing, we believe that we can operate according to our current business plan at least through June 30, 2007. To date, we have generated minimal revenues and anticipate that our operating costs will exceed any revenues generated over the next several years. Therefore, we will be required to raise additional capital in the future in order to operate according to our current business plan, and this funding may not be available on favorable terms, if at all. If we are unable to raise additional funds, we will need to do one or more of the following:

- delay, scale back or eliminate some or all of our research and development programs;
- license third parties to develop and commercialize our technology that we would otherwise seek to develop and commercialize ourselves;
- seek strategic alliances or business combinations, or attempt to sell our company; or
- cease operations.

In addition, in connection with any funding, if we need to issue more equity securities than our certificate of incorporation currently authorizes, or more than 20% of the shares of our common stock outstanding, we may need stockholder approval. If stockholder approval is not obtained or if adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Investors may experience dilution in their investment from future offerings of our common stock. For example, if we raise additional capital by issuing equity securities, such an issuance would reduce the percentage ownership of existing stockholders. In addition, assuming the exercise of all options and warrants outstanding, as of June 30, 2006, we had 6,226,021 shares of common stock authorized but unissued, which may be issued from time to time by our board of directors without stockholder approval. In connection with our private placement of equity securities, in October 2006, we issued an aggregate of an additional 1,986,306 shares of common stock and warrants to purchase 1,132,194 shares of common stock. Therefore, assuming the exercise of all options and warrants granted as of October 11, 2006, we had 3,107,521 shares of common stock authorized but unissued, which may be issued from time to time by our board of directors without stockholder approval. Furthermore, we may need to issue securities that have rights, preferences and privileges senior to our common stock. Failure to obtain financing on acceptable terms would have a material adverse effect on our liquidity.

Since our inception, we have financed all of our operations through private equity financings. Our future capital requirements depend on numerous factors, including:

- the scope of our research and development;
- our ability to attract business partners willing to share in our development costs;
- our ability to successfully commercialize our technology;
- competing technological and market developments;
- our ability to enter into collaborative arrangements for the development, regulatory approval and commercialization of other products; and
- the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

### *Our business depends upon our patents and proprietary rights and the enforcement of these rights. Our failure to obtain and maintain patent protection may increase competition and reduce demand for our technology.*

As a result of the substantial length of time and expense associated with developing products and bringing them to the marketplace in the biotechnology and agricultural industries, obtaining and maintaining patent and trade secret protection for technologies, products and processes is of vital importance. Our success will depend in part on several factors, including, without limitation:

- our ability to obtain patent protection for our technologies and processes;
- our ability to preserve our trade secrets; and
- our ability to operate without infringing the proprietary rights of other parties both in the United States and in foreign countries.

We have been issued ten patents by the U.S. Patent and Trademark Office, or PTO, and eight patents from foreign countries. We have also filed numerous patent applications for our technology in the United States and in several foreign countries, which technology is vital to our primary business, as well as several Continuations in Part on these patent applications. Our success depends in part upon the grant of patents from our pending patent applications.

Although we believe that our technology is unique and will not violate or infringe upon the proprietary rights of any third party, we cannot assure you that these claims will not be made or if made, could be successfully defended against. If we do not obtain and maintain patent protection, we may face increased competition in the United States and internationally, which would have a material adverse effect on our business.

Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific and patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of the inventions covered by our pending patent applications or that we were the first to file patent applications for these inventions.

In addition, among other things, we cannot assure you that:

- our patent applications will result in the issuance of patents;
- any patents issued or licensed to us will be free from challenge and that if challenged, would be held to be valid;
- any patents issued or licensed to us will provide commercially significant protection for our technology, products and processes;
- other companies will not independently develop substantially equivalent proprietary information which is not covered by our patent rights;
- other companies will not obtain access to our know-how;
- other companies will not be granted patents that may prevent the commercialization of our technology; or
- we will not require licensing and the payment of significant fees or royalties to third parties for the use of their intellectual property in order to enable us to conduct our business.

### *Our competitors may allege that we are infringing upon their intellectual property rights, forcing us to incur substantial costs and expenses in resulting litigation, the outcome of which would be uncertain.*

Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. In addition, if issued, our patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The PTO and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

We could become involved in infringement actions to enforce and/or protect our patents. Regardless of the outcome, patent litigation is expensive and time consuming and would distract our management from other activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively that we could because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent litigation could limit our ability to continue our operations.

### *If our technology infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or damages.*

If any relevant claims of third-party patents that are adverse to us are upheld as valid and enforceable, we could be prevented from commercializing our technology or could be required to obtain licenses from the owners of such patents. We cannot assure you that such licenses would be available or, if available, would be on acceptable terms. Some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. In addition, if any parties successfully claim that the creation or use of our technology infringes upon their intellectual property rights, we may be forced to pay damages, including treble damages.

### *Our security measures may not adequately protect our unpatented technology and, if we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.*

Our success depends upon know-how, unpatentable trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. As a result, we require all employees to agree to a confidentiality provision that prohibits the disclosure of confidential information to anyone outside of our company, during the term of employment and thereafter. We also require all employees to disclose and assign to us the rights to their ideas, developments, discoveries and inventions. We also attempt to enter into similar agreements with our consultants, advisors and research collaborators. We cannot assure you that adequate protection for our trade secrets, know-how or other proprietary information against unauthorized use or disclosure will be available.

We occasionally provide information to research collaborators in academic institutions and request the collaborators to conduct certain tests. We cannot assure you that the academic institutions will not assert intellectual property rights in the results of the tests conducted by the research collaborators, or that the academic institutions will grant licenses under such intellectual property rights to us on acceptable terms, if at all. If the assertion of intellectual property rights by an academic institution is substantiated, and the academic institution does not grant intellectual property rights to us, these events could limit our ability to commercialize our technology.

### *As we evolve from a company primarily involved in the research and development of our technology into one that is also involved in the commercialization of our technology, we may have difficulty managing our growth and expanding our operations.*

As our business grows, we may need to add employees and enhance our management, systems and procedures. We will need to successfully integrate our internal operations with the operations of our marketing partners, manufacturers, distributors and suppliers to produce and market commercially viable products. We may also need to manage additional relationships with various collaborative partners, suppliers and other organizations. Although we do not presently intend to conduct research and development activities in-house, we may undertake those activities in the future. Expanding our business will place a significant burden on our management and operations. We may not be able to implement improvements to our management information and control systems in an efficient and timely manner and we may discover deficiencies in our existing systems and controls. Our failure to effectively respond to changes may make it difficult for us to manage our growth and expand our operations.

### *We have no marketing or sales history and depend on third-party marketing partners. Any failure of these parties to perform would delay or limit our commercialization efforts.*

We have no history of marketing, distributing or selling biotechnology products and we are relying on our ability to successfully establish marketing partners or other arrangements with third parties to market, distribute and sell a commercially viable product both here and abroad. Our business plan also envisions creating strategic alliances to access needed commercialization and marketing expertise. We may not be able to attract qualified sub-licensees, distributors or marketing partners, and even if qualified, these marketing partners may not be able to successfully market agricultural products or human health applications developed with our technology. If we fail to successfully establish distribution channels, or if our marketing partners fail to provide adequate levels of sales, our commercialization efforts will be delayed or limited and we will not be able to generate revenue.

### *We will depend on joint ventures and strategic alliances to develop and market our technology and, if these arrangements are not successful, our technology may not be developed and the expenses to commercialize our technology will increase.*

In its current state of development, our technology is not ready to be marketed to consumers. We intend to follow a multi-faceted commercialization strategy that involves the licensing of our technology to business partners for the purpose of further technological development, marketing and distribution. We are seeking business partners who will share the burden of our development costs while our technology is still being developed, and who will pay us royalties when they market and distribute products incorporating our technology upon commercialization. The establishment of joint ventures and strategic alliances may create future competitors, especially in certain regions abroad where we do not pursue patent protection. If we fail to establish beneficial business partners and strategic alliances, our growth will suffer and the continued development of our technology may be harmed.

### *Competition in the agricultural and human health biotechnology industries is intense and technology is changing rapidly. If our competitors market their technology faster than we do, we may not be able to generate revenues from the commercialization of our technology.*

Many agricultural and human health biotechnology companies are engaged in research and development activities relating to senescence and apoptosis. The market for plant protection and yield enhancement products is intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our technology. Our competitors in the field of plant senescence gene technology are companies that develop and produce transgenic plants and include major international agricultural companies, specialized biotechnology companies, research and academic institutions and, potentially, our joint venture and strategic alliance partners. These companies include: Icoria (formerly Paradigm Genetics); Bayer Crop Science; Mendel Biotechnology; Renessen LLC; Exelixis Plant Sciences, Inc.; Syngenta International AG; and Eden Bioscience, among others. Some of our competitors that are involved in apoptosis research include: Amgen; Centocor; Genzyme; OSI Pharmaceuticals, Inc.; Idun Pharmaceuticals; Novartis; Introgen Therapeutics, Inc.; Genta, Inc.; and Vertex Pharmaceuticals, Inc. Many of these competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and have more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

### *Our business is subject to various government regulations and, if we are unable to obtain regulatory approval, we may not be able to continue our operations.*

At present, the U.S. federal government regulation of biotechnology is divided among three agencies:

- the USDA regulates the import, field testing and interstate movement of specific types of genetic engineering that may be used in the creation of transgenic plants;
- the EPA regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transgenic plants; and
- the FDA regulates foods derived from new plant varieties.

The FDA requires that transgenic plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods, but expects transgenic plant developers to consult the FDA before introducing a new food into the marketplace.

Use of our technology, if developed for human health applications, will also be subject to FDA regulation. The FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human health technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, federal, state and foreign regulations relating to crop protection products and human health applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human health technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

### *Preclinical studies and clinical trials of our human health applications may be unsuccessful, which could delay or prevent regulatory approval.*

Preclinical studies may reveal that our human health technology is ineffective or harmful, and/or clinical trials may be unsuccessful in demonstrating efficacy and safety of our human health technology, which would significantly limit the possibility of obtaining regulatory approval for any drug or biologic product manufactured with our technology. The FDA requires submission of extensive preclinical, clinical and manufacturing data to assess the efficacy and safety of potential products. Furthermore, the success of preliminary studies does not ensure commercial success, and later-stage clinical trials may fail to confirm the results of the preliminary studies.

### *Even if we receive regulatory approval, consumers may not accept products containing our technology, which will prevent us from being profitable since we have no other source of revenue.*

We cannot guarantee that consumers will accept products containing our technology. Recently, there has been consumer concern and consumer advocate activism with respect to genetically engineered consumer products. The adverse consequences from heightened consumer concern in this regard could affect the markets for products developed with our technology and could also result in increased government regulation in response to that concern. If the public or potential customers perceive our technology to be genetic modification or genetic engineering, agricultural products grown with our technology may not gain market acceptance.

### *We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our technology.*

We are highly dependent on our scientific advisors, consultants and third-party research partners. Our success will also depend in part on the continued service of our key employees and our ability to identify, hire and retain additional qualified personnel in an intensely competitive market. Although we have employment agreements with all of our key employees and a research agreement with Dr. Thompson, these agreements may be terminated upon short or no notice. We do not maintain key person life insurance on any member of management. The failure to attract and retain key personnel could limit our growth and hinder our research and development efforts.

### *Certain provisions of our charter, by-laws and Delaware law could make a takeover difficult.*

Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, except as may be required by the rules of the American Stock Exchange, 5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Similarly, our by-laws do not restrict our board of directors from issuing preferred stock without stockholder approval.

In addition, we are subject to the Business Combination Act of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date such stockholder becomes a 15% owner. These provisions may have the effect of delaying or preventing a change of control of us without action by our stockholders and, therefore, could adversely affect the value of our common stock.

Furthermore, in the event of our merger or consolidation with or into another corporation, or the sale of all or substantially all of our assets in which the successor corporation does not assume outstanding options or issue equivalent options, our board of directors is required to provide accelerated vesting of outstanding options.

### *Increasing political and social turmoil, such as terrorist and military actions, increase the difficulty for us and our strategic partners to forecast accurately and plan future business activities.*

Recent political and social turmoil, including the conflict in Iraq and the current crisis in the Middle East, can be expected to put further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions may make it difficult for us to plan future business activities. Specifically, if the current situation in Israel continues to escalate, our joint venture with Rahan Meristem Ltd. could be adversely affected.

## Risks Related to Our Common Stock

### *Our management and other affiliates have significant control of our common stock and could significantly influence our actions in a manner that conflicts with our interests and the interests of other stockholders.*

As of June 30, 2006, our executive officers, directors and affiliated entities together beneficially own approximately 41.4% of the outstanding shares of our common stock, assuming the exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of June 30, 2006, held by these stockholders. As of October 11, 2006, upon the closing of our private placement of equity securities, our executive officers, directors and affiliated entities together beneficially own approximately 37.2 of the outstanding shares of our common stock, assuming the exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of October 10, 2006, held by these stockholders. As a result, these stockholders, acting together, will be able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

### *Our stockholders may experience substantial dilution as a result of the exercise of outstanding options and warrants to purchase our common stock.*

As of June 30, 2006, we have granted options outside of our stock option plan to purchase 10,000 shares of our common stock and outstanding warrants to purchase 5,860,091 shares of our common stock. In addition, as of June 30, 2006, we have reserved 3,000,000 shares of our common stock for issuance upon the exercise of options granted pursuant to our stock option plan, 2,516,500 of which have been granted, 90,000 of which have been exercised, 2,426,500 of which are outstanding, and 483,500 of which may be granted in the future. As of October 11, 2006, upon the closing of our private placement of equity securities, we have outstanding warrants to purchase 6,982,285 shares of our common stock. The exercise of these options and warrants will result in dilution to our existing stockholders and could have a material adverse effect on our stock price.

### *A significant portion of our total outstanding shares of common stock may be sold in the market in the near future, which could cause the market price of our common stock to drop significantly.*

As of June 30, 2006, we had 15,477,388 shares of our common stock issued and outstanding, of which approximately 1,595,651 shares are registered pursuant to a registration statement on Form S-3, which was declared effective on June 17, 2005, and the remainder of which are either eligible to be sold under SEC Rule 144 or are in the public float. In addition, we have registered 965,380 shares of our Common Stock underlying warrants previously issued on the Form S-3 registration statement that was declared effective on June 17, 2005, and we registered 3,000,000 shares of our common stock underlying options granted or to be granted under our stock option plan. As of October 11, 2006, upon closing of our private placement of equity securities, we had 17,473,694 shares of our common stock issued and outstanding. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may have a material adverse effect on our stock price.

### *Our common stock has a limited trading market, which could limit your ability to resell your shares of common stock at or above your purchase price.*

Our common stock is quoted on the American Stock Exchange and currently has a limited trading market. The American Stock Exchange requires us to meet minimum financial requirements in order to maintain our listing. Currently, we believe that we meet the continued listing requirements of the American Stock Exchange. We cannot assure you that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

### *If our common stock is delisted from the American Stock Exchange, we may not be able to list on any other stock exchange, and our common stock may be subject to the "penny stock" regulations which may affect the ability of our stockholders to sell their shares.*

The American Stock Exchange requires us to meet minimum financial requirements in order to maintain our listing. Currently, we believe we meet the continued listing requirements of the American Stock Exchange. If we do not continue to meet the continued listing requirements, we could be delisted. If we are delisted from the American Stock Exchange, our common stock likely will become a "penny stock." In general, regulations of the SEC define a "penny stock" to be an equity security that is not listed on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If our common stock becomes a penny stock, additional sales practice requirements would be imposed on broker-dealers that sell such securities to persons other than certain qualified investors. For transactions involving a penny stock, unless exempt, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. In addition, the rules on penny stocks require delivery, prior to and after any penny stock transaction, of disclosures required by the SEC.

If our common stock were subject to the rules on penny stocks, the market liquidity for our common stock could be severely and adversely affected. Accordingly, the ability of holders of our common stock to sell their shares in the secondary market may also be adversely affected.

### *The market price of our common stock may fluctuate and may drop below the price you paid.*

We cannot assure you that you will be able to resell the shares of our common stock at or above your purchase price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly variations in operating results;
- the progress or perceived progress of our research and development efforts;
- changes in accounting treatments or principles;
- announcements by us or our competitors of new technology, product and service offerings, significant contracts, acquisitions or strategic relationships;
- additions or departures of key personnel;
- future offerings or resales of our common stock or other securities;
- stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and
- general political, economic and market conditions.

### *Because we do not intend to pay, and have not paid, any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless the value of our common stock appreciates and they sell their shares.*

We have never paid or declared any cash dividends on our common stock and we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, our stockholders will not be able to receive a return on their investment unless the value of our common stock appreciates and they sell their shares.

## Item 1B. Unresolved Staff Comments.

None.

## Item 2. Properties.

We lease office space in New Brunswick, New Jersey for a current monthly rental fee of $6,384, subject to certain escalations for our proportionate share of increases, over the base year of 2001, in the building's operating costs. The monthly rental fee will continue to increase by one percent each year through the expiration date of the lease. The lease expires in May 2011. The space is in good condition, and we believe it will adequately serve as our headquarters over the term of the lease. We also believe that this office space is adequately insured by the lessor.

## Item 3. Legal Proceedings.

We are not currently a party to any legal proceedings; however, we may become involved in various claims and legal actions arising in the ordinary course of business.

## Item 4. Submission of Matters to a Vote of Security Holders.

None.

## Part II

# Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the American Stock Exchange under the symbol SNT.

The following table sets forth the range of the high and low sales price for our common stock for each of the quarters since the quarter ended September 30, 2004, as reported on the American Stock Exchange.

| Quarter Ended | Common Stock | |
|---|---|---|
| | High | Low |
| September 30, 2004 | $3.15 | $2.30 |
| December 31, 2004 | $3.75 | $2.40 |
| March 31, 2005 | $3.95 | $2.75 |
| June 30, 2005 | $3.45 | $1.60 |
| September 30, 2005 | $2.17 | $1.30 |
| December 31, 2005 | $2.00 | $1.16 |
| March 31, 2006 | $2.25 | $1.20 |
| June 30, 2006 | $2.24 | $1.40 |

As of September 20, 2006, the approximate number of holders of record of our common stock was 297. This number does not include "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

We have neither paid nor declared dividends on our common stock since our inception and we do not plan to pay dividends on our common stock in the foreseeable future. We expect that any earnings, which we may realize, will be retained to finance the growth of our company.

## Item 6. Selected Financial Data.

The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K.

## SELECTED FINANCIAL DATA

| | Year ended June 30, | | | | |
|---|---|---|---|---|---|
| | **2006** | **2005** | **2004** | **2003** | **2002** |
| | (In thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenue | $ 67 | $ 125 | $ 17 | $ 10 | $ 200 |
| Operating expenses: | | | | | |
| General and administrative | 1,920 | 2,030 | 2,907 | 2,093 | 2,860 |
| Research and development | 1,566 | 1,417 | 1,147 | 897 | 537 |
| Total operating expenses | 3,486 | 3,447 | 4,054 | 2,990 | 3,397 |
| Loss from operations | (3,419) | (3,322) | (4,037) | (2,980) | (3,197) |
| Noncash income | - | 136 | 186 | - | - |
| Sale of state income tax loss - net | - | 153 | 91 | 131 | 151 |
| Interest income, net | 104 | 54 | 33 | 71 | 24 |
| Net loss | $(3,315) | $(2,979) | $(3,727) | $(2,778) | $(3,022) |
| Basic and diluted net loss per common share | $ (.21) | $ (.21) | $ (.29) | $ (.23) | $ (.31) |
| Basic and diluted weighted average number of common shares outstanding | 15,469 | 14,054 | 12,668 | 11,880 | 9,625 |
| **Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and investments | $ 1,168 | $ 4,481 | $ 4,136 | $ 2,419 | $ 4,665 |
| Working capital | 859 | 3,959 | 3,840 | 2,285 | 3,425 |
| Total assets | 3,535 | 6,113 | 5,211 | 3,266 | 5,230 |
| Accumulated deficit | (22,370) | (19,055) | (16,076) | ( 12,349) | (9,571) |
| Total stockholders' equity | 2,952 | 5,590 | 4,731 | 2,857 | 4,786 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements containing the words "believes," "anticipates," "expects," "continue," and other words of similar import or the negative of those terms or expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties, estimates and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those set forth in such forward-looking statements as a result of, but not limited to, the "Risk Factors" described in Part I, Item 1A. You should read the following discussion and analysis along with the "Selected Financial Data" and the financial statements and notes attached to those statements included elsewhere in this report.

### Overview

We are a development stage company. We do not expect to generate significant revenues for approximately the next one to three years, during which time we will engage in significant research and development efforts. However, we have entered into the Harris Moran License, the ArborGen Agreement, the Cal/West License, the Scotts License, and the Broin Agreement to develop and commercialize our technology in certain varieties of lettuce, melons, trees, alfalfa, bedding plants, turf grass, and ethanol. The Harris Moran License, the Cal/West License, and the Scotts License also provide for royalty payments to us upon commercial introduction. The ArborGen Agreement contains an option for ArborGen to execute a license to commercialize developed products, which ArborGen has notified us of their intention to execute, and upon the execution of a license agreement, we will receive a license fee and royalties from ArborGen. The Cal/West License contains an option for Cal/West to develop our technology in various other forage crops. The Broin License provides for annual payments for each of Broin's ethanol production facilities that incorporates our technology. We also have entered into the Rahan Joint Venture to develop and commercialize our technology in banana plants. In connection with the Rahan Joint Venture, we will receive 50% of the profits from the sale of enhanced banana plants.

Consistent with our commercialization strategy, we intend to attract other companies interested in strategic partnerships or licensing our technology that may result in additional license fees, revenues from contract research and other related revenues. Successful future operations will depend on our and our partners' ability to transform our research and development activities into a commercially feasible technology.

We plan to employ the same partnering strategy in both the human health and agricultural target markets. Our preclinical research has yielded data that we have presented to various biopharmaceutical companies that may be prospective licensees for the development and marketing of potential applications of our technology.

## Critical Accounting Policies and Estimates

### *Revenue Recognition*

We record revenue under technology license and development agreements related to the following. Actual fees received may vary from the recorded estimated revenues.

- Nonrefundable upfront license fees that are received in exchange for the transfer of our technology to licensees, for which no further obligations to the licensee exist with respect to the basic technology transferred, are recognized as revenue on the earlier of when payments are received or collections are assured.
- Nonrefundable upfront license fees that are received in connection with agreements that include time-based payments are, together with the time-based payments, deferred and amortized ratably over the estimated research period of the license.
- Milestone payments, which are contingent upon the achievement of certain research goals, are recognized as revenue when the milestones, as defined in the particular agreement, are achieved.

The effect of any change in revenues from technology license and development agreements would be reflected in revenues in the period such determination was made. Historically, no such adjustments have been made.

### *Estimates of Expenses*

Our research and development agreements with third parties provide for an estimate of our expenses and costs, which are variable and are based on the actual services performed by the third party. We estimate the aggregate amount of the expenses based upon the projected amounts that are set forth in the agreements, and we accrue the expenses for which we have not yet been invoiced. In estimating the expenses, we consider, among other things, the following factors:

- the existence of any prior relationship between us and the third party provider;
- the past results of prior research and development services performed by the third party provider; and
- the scope and timing of the research and development services set forth in the agreement with the third party provider.

After the research services are performed and we are invoiced, we make any adjustments that are necessary to accurately report research and development expense for the period.

### *Valuation Allowances and Carrying Values*

We have recorded valuation allowances against our entire deferred tax assets of $5,489,000 at June 30, 2006. The valuation allowances relate primarily to the net operating loss carryforward deferred tax asset where the tax benefit of such asset is not assured.

As of June 30, 2006, we have determined that the estimated future discounted cash flows related to our patent applications will be sufficient to recover their carrying value.

We do not have any off-balance sheet arrangements.

### *Stock-Based Compensation*

We adopted FAS No. 123R, "Share-Based Payments", effective July 1, 2005, using the modified-retrospective method. The adoption of this standard requires the recognition of stock-based compensation expense in the consolidated financial statements. Prior to July 1, 2005, we followed Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations. In accordance with Accounting Principles Board Opinion 25, no stock-based compensation expense had been recognized related to the Company's stock options granted to employees and directors, as all options had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with the modified-retrospective method, we have adjusted previously reported results to reflect the effect of expensing those stock options. The cumulative adjustment associated with the adoption of the modified-retrospective method increased capital in excess of par and deficit accumulated during the development stage by $4,291,051 as of June 30, 2005.

## Research Program

We do not expect to generate significant revenues for approximately the next one to three years, during which time we will engage in significant research and development efforts. We expect to spend significant amounts on the research and development of our technology. We also expect our research and development costs to increase as we continue to develop and ultimately commercialize our technology. However, the successful development and commercialization of our technology is highly uncertain. We cannot reasonably estimate or know the nature, timing and expenses of the efforts necessary to complete the development of our technology, or the period in which material net cash inflows may commence from the commercialization of our technology, including the uncertainty of:

- the scope, rate of progress and expense of our research activities;
- the interim results of our research;
- the expense of additional research that may be required after review of the interim results;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the expense and timing of regulatory approvals;
- the effect of competing technological and market developments; and
- the expense of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights.

## Liquidity and Capital Resources

### *Overview*

As of June 30, 2006, our cash balance and investments totaled $1,168,473, and we had working capital of $858,811. In addition, upon the closing of our private equity financing on October 11, 2006, we received aggregate net proceeds of approximately $2,050,000. As of June 30, 2006, we had a federal tax loss carryforward of approximately $14,329,000 and a state tax loss carry-forward of approximately $6,859,000 to offset future taxable income. We cannot assure you that we will be able to take advantage of any or all of such tax loss carryforwards, if at all, in future fiscal years.

### *Contractual Obligations*

The following table lists our cash contractual obligations as of June 30, 2006:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 - 3 years** | **4 - 5 years** | **More than 5 years** |
| Research and Development Agreements [1] [4] | $ 680,857 | $ 586,524 | $ 94,333 | $ — | $ — |
| Facility, Rent and Operating Leases [2] | $ 385,776 | $ 76,684 | $ 156,104 | $ 152,988 | $ — |
| Employment, Consulting and Scientific Advisory Board Agreements [3] | $ 712,884 | $ 646,638 | $ 66,246 | $ — | $ — |
| Total Contractual Cash Obligations | $ 1,779,517 | $ 1,309,846 | $ 316,683 | $ 152,988 | $ — |

(1) Certain of our research and development agreements disclosed herein provide that payment is to be made in Canadian dollars and, therefore, the contractual obligations are subject to fluctuations in the exchange rate.

(2) The lease for our office space in New Brunswick, New Jersey is subject to certain escalations for our proportionate share of increases in the building's operating costs.

(3) Certain of our employment and consulting agreements provide for automatic renewal, which is not reflected in the table, unless terminated earlier by the parties to the respective agreements.

(4) Includes $566,000 for a research agreement extension that was not effective until September 1, 2006.

We expect our capital requirements to increase significantly over the next several years as we commence new research and development efforts, increase our business and administrative infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our business development and administrative staff.

Effective September 1, 2006, we extended our research and development agreement with the University of Waterloo for an additional one-year period through August 31, 2007, in the amount of Can $631,050 or approximately U.S. $566,000. Research and development expenses under this agreement for the years ended June 30, 2006 and 2005 aggregated U.S. $692,982 and U.S. $628,341 respectively, and U.S. $3,327,835 for the cumulative period through June 30, 2006.

### *Capital Resources*

Since inception, we have generated revenues of $418,333 in connection with the initial fees and milestone payments received under our license and development agreements. We have not been profitable since inception, we will continue to incur additional operating losses in the future, and we will require additional financing to continue the development and subsequent commercialization of our technology. While we do not expect to generate significant revenues from the licensing of our technology for the next one to three years, we may enter into additional licensing or other agreements with marketing and distribution partners that may result in additional license fees, receive revenues from contract research, or other related revenue.

On October 11, 2006, we completed a private placement to certain members of our board of directors, institutional and accredited investors for an aggregate amount of 1,986,306 shares of common stock and warrants to purchase 993,153 shares of common stock for the aggregate net cash consideration of approximately $2,050,000. The private placement offered units of one share of common stock and a five-year warrant to purchase 0.50 shares of common stock at a price equal to $1.1325 per unit. The warrant was offered with an exercise price equal to $1.18 per share, with such warrant becoming exercisable six months from the date of closing. The estimated costs associated with the private placement totaled approximately $200,000.

We anticipate that, based upon our current cash and investments, we will be able to fund our operations at least through June 30, 2007. Over the next twelve months, we plan to fund our research and development and commercialization activities by (i) utilizing our current cash balance and investments, (ii) achieving some of the milestones set forth in our current licensing agreements, (iii) through the execution of additional licensing agreements for our technology, and (iv) through a sale of our securities.

## Results of Operations

### *Fiscal Years ended June 30, 2006, 2005 and 2004*

### *Revenue*

Total revenues consisted of initial fees and milestone payments on our agricultural development and license agreements. During the years ended June 30, 2006 and 2005, revenue of $66,667 and $125,000 consisted of the amortized portion of the initial fee and milestone payments in connection with the Scotts Development and License Agreement and a milestone payment in connection with the Arborgen Agreement. During the year ended June 30, 2004, revenue of $16,667 consisted of the amortized portion of the initial fee in connection with the Scotts Development and License Agreement.

We anticipate that we will continue to receive milestone payments in connection with our current agricultural development and license agreements while we continue to pursue our goal of attracting other companies to license our technologies in various other crops. Additionally, we anticipate that we will receive royalty payments from our license agreements when our partners commercialize their crops containing our technology. However, it is difficult for us to determine our future revenue expectations because we are a development stage biotechnology company. As such, the timing and outcome of our experiments, the timing of signing new partners and the timing of our partners moving through the development process into commercialization is difficult to accurately predict.

## *Operating expenses*

| | Year ended June 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | Change | % | 2005 | 2004 | Change | % |
| | (In thousands, except % values) | | | | | | | |
| General and administrative | $ 1,920 | $ 2,029 | $ (109) | (5)% | $ 2,029 | $ 2,907 | $ (878) | (30)% |
| Research and development | 1,566 | 1,417 | 149 | 10% | 1,417 | 1,147 | 270 | 24% |
| Total operating expenses | $ 3,486 | $ 3,446 | $ 40 | 1% | $ 3,446 | $ 4,054 | $ (608) | (15)% |

We expect operating expenses to increase over the next twelve months as we anticipate that research and development expenses and other general and administrative expenses will increase as we continue to expand our research and development activities.

## *General and administrative expenses*

General and administrative expenses consist of the following:

| | Year ended June 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands) | | |
| Stock-based compensation | $ 488 | $ 691 | $ 1,657 |
| Payroll and benefits | 607 | 564 | 528 |
| Investor relations | 341 | 328 | 305 |
| Professional fees | 211 | 197 | 196 |
| Other general and administrative expenses | 273 | 249 | 221 |
| Total general and administrative expenses | $ 1,920 | $ 2,029 | $ 2,907 |

- Stock-based compensation consists primarily of the amortized portion of the Black-Scholes value of options and warrants previously granted to consultants, directors and employees as well as those granted during each of Fiscal 2006, 2005 and 2004. During Fiscal 2006 and 2005, 323,000 and 310,500 options and warrants granted, the Black-Scholes value for 240,000 and 210,000 of such options and warrants, respectively, were allocated to general and administrative expenses. The balance of the options were allocated to research and development expenses.

  The Black-Scholes value of the options and warrants granted during Fiscal 2006 were lower than Fiscal 2005 because the market price of the common stock on the date of grant in Fiscal 2006 was lower than the market price of the common stock on the date of grant in Fiscal 2005.

  Stock-based compensation was lower in Fiscal 2005 compared to Fiscal 2004 primarily due to a warrant that was granted in connection with a financial advisory agreement in Fiscal 2004 that had a Black-Scholes value of approximately $850.

- Payroll and benefits increased primarily as a result of salary and health insurance rate increases.

- Investor relations expense increased primarily as a result of an increase in the amount of investor relations consulting fees.

- Professional fees increased during Fiscal 2006 compared to Fiscal 2005 primarily as a result of an increase in legal fees due to the increased regulatory environment, which was partially offset by a decrease in accounting and consulting fees as a result of the postponement by the SEC of the auditing requirements in connection with Section 404 of the Sarbanes-Oxley Act.

  Professional fees increased during Fiscal 2005 compared to Fiscal 2004 primarily as a result of an increase in consulting fees incurred in connection with the implementation of Section 404 of the Sarbanes-Oxley Act, which was offset by a decrease in legal fees primarily as a result of greater efficiencies in the preparation and review of our forms and filings with the Securities and Exchange Commission.

We expect general and administrative expenses to modestly increase over the next twelve months primarily due to an increase in legal and accounting fees related to the increased regulatory environment.

### *Research and development expenses*

| | Year ended June 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **2006** | **2005** | **Change** | **%** | **2005** | **2004** | **Change** | **%** |
| | **(In thousands, except % values)** | | | | | | | |
| Stock-based compensation | $ 189 | $ 283 | $ (94) | (3)% | $ 283 | $ 170 | $ 113 | 67% |
| Other research and development | 1,377 | 1,134 | 243 | 21% | 1,134 | 977 | 157 | 16% |
| Total research and development | $ 1,566 | $ 1,417 | $ 149 | 11% | $ 1,417 | $ 1,147 | $ 270 | 24% |

- Stock-based compensation decreased during Fiscal 2006 compared to Fiscal 2005 primarily because the Black-Scholes value of the options and warrants granted during Fiscal 2006 were lower than Fiscal 2005 because the market price of the common stock on the date of grant in Fiscal 2006 was lower than the market price of the common stock on the date of grant in Fiscal 2005.

  Stock-based compensation increased during Fiscal 2005 compared to Fiscal 2004 due to previously issued options becoming exercisable and new options being issued during Fiscal 2005.

- Other research and development costs increased during Fiscal 2006 compared to Fiscal 2005 and during Fiscal 2005 compared to Fiscal 2004 primarily as a result of the expanded research programs in both the agricultural and human health applications of our technology and the weakness of the U.S. currency against the Canadian currency.

The breakdown of our research and development expenses between our agricultural and human health research programs are as follows:

| | Year ended June 30, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | % | 2005 | % | 2004 | % |
| | (In thousands, except % values) | | | | | |
| Agricultural research programs | $ 813 | 52% | $ 711 | 50% | $ 652 | 57% |
| Human health research programs | $ 753 | 48% | $ 706 | 50% | $ 495 | 43% |
| Total research and development expenses | $ 1,566 | 100% | $ 1,417 | 100% | $ 1,147 | 100% |

We expect the percentage of human health research programs to increase as a percentage of the total research and development expenses as we continue to expand our human health initiatives.

### *Noncash income*

In February 2004 and in May 2005, we completed separate private placements of common stock and warrants. In each of the private placements, we were obligated to file a registration statement to register all of the shares and the shares underlying the warrants. Due to our obligation to file a registration to register for resale the shares underlying the warrants, in accordance with EITF 00-19. "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Common Stock," the value of the warrants in each private placement was recorded as a liability until each filing was made. The decrease in market value of the Common Stock from the closing of each of the financings until the date of the filing or effectiveness of the registration statements resulted in noncash income of $185,627 in Fiscal 2004 and $135,632 in Fiscal 2005.

### *Sale of state income tax loss*

During each of fiscal 2005 and fiscal 2004, we received net proceeds of $153,160 and $91,448 from the sale of our New Jersey state tax loss for fiscal 2003 and fiscal 2002, respectively. Because the criteria required for approval changed, we were not approved to sell our New Jersey state tax loss for fiscal 2004 and therefore, we did not receive any proceeds during fiscal 2006. During fiscal 2006, the criteria required for approval changed again. Therefore, in June 2006, we again applied to sell our New Jersey state tax loss for fiscal 2004, as well as our New Jersey state tax loss for fiscal 2005. However, there can be no assurance that we will be approved to sell our New Jersey state tax losses for fiscal 2004 and fiscal 2005.

### Interest income

| | Year ended June 30, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | Change | % | 2005 | 2004 | Change | % |
| | (In thousands, except % values) | | | | | | | |
| Interest income | $ 105 | $ 54 | $ 51 | 94% | $ 54 | $ 33 | $ 21 | 64% |

The increase in interest income for fiscal 2006 compared to fiscal 2005 and for fiscal 2005 compared to fiscal 2004 is related to a higher rate of interest earned on our investments.

### From Inception on July 1, 1998 through June 30, 2006

From inception of operations on July 1, 1998 through June 30, 2006, we had revenues of $418,333, which consisted of the initial license fees and milestone payments in connection with our various development and license agreements. We do not expect to generate significant revenues for approximately the next one to three years, during which time we will engage in significant research and development efforts.

We have incurred losses each year since inception and have an accumulated deficit of $22,369,843 at June 30, 2006. We expect to continue to incur losses as a result of expenditures on research, product development and administrative activities.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

### Foreign Currency Risk

Our financial statements are denominated in United States dollars and, except for our agreement with the University of Waterloo, which is denominated in Canadian dollars, all of our contracts are denominated in United States dollars. Therefore, we believe that fluctuations in foreign currency exchange rates will not result in any material adverse effect on our financial condition or results of operations. In the event we derive a greater portion of our revenues from international operations or in the event a greater portion of our expenses are incurred internationally and denominated in a foreign currency, then changes in foreign currency exchange rates could effect our results of operations and financial condition.

### Interest Rate Risk

We invest in high-quality financial instruments, primarily money market funds, federal agency notes, corporate debt securities and United States treasury notes, with an effective duration of the portfolio of less than nine months, and no security with an effective duration in excess of two years, which we believe are subject to limited credit risk. We currently do not hedge our interest rate exposure. Due to the short-term nature of our investments, which we plan to hold until maturity, we do not believe that we have any material exposure to interest rate risk arising from our investments.

## Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are included in this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statement Schedules."

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A. Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2006. Based on this evaluation, our chief executive officer and chief financial officer concluded that as of June 30, 2006, our disclosure controls and procedures were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

## Item 9B. Other Information.

On October 11, 2006, we entered into a three-year non-exclusive financial advisory agreement with Stanford Group Company ("Stanford"). As compensation under the agreement, previously issued warrants that were purchased by Stanford and its affiliates in a private placement were amended. The original exercise prices on 1,500,000 warrants, 750,000 of which had an exercise price of $3.25 and 750,000 of which had an exercise price of $2.00 were reduced to $2.00 and $1.50, respectively. Additionally, the original expiration dates of December 2006 and January 2007 were each extended for a three-year period through December 2009 and January 2010. Stock-based compensation in the amount of approximately $1,100,000 related to the amendment of such warrants will be recorded during the three month period ended December 31, 2006. The agreement may be terminated by either party upon sixty days written notice. Stanford was also granted piggyback registration rights in connection with the shares underlying the warrants.

Effective July 1, 2006, a financial consulting agreement with Michael Berry, Ph.D. was extended for a six-month period through December 31, 2006 and amended to reduce the monthly fee to $1,000.

## PART III

### Item 10. Directors and Executive Officers of the Registrant.

The information relating to our directors, nominees for election as directors and executive officers under the headings "Election of Directors" and "Executive Officers" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

### Item 11. Executive Compensation.

The discussion under the heading "Executive Compensation" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

### Item 13. Certain Relationships and Related Transactions.

The discussion under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

### Item 14. Principal Accounting Fees and Services.

The discussion under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for the 2006 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

### Item 15. Exhibits, Financial Statement Schedules.

(a) (1) Financial Statements.

Reference is made to the Index to Financial Statements on Page 58.

(a) (2) Financial Statement Schedules.

None.

(a) (3) Exhibits.

Reference is made to the Exhibit Index on Page 49.

(b) Reports on Form 8-K.

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 13th day of October 2006.

SENESCO TECHNOLOGIES, INC.

By: /s/ Bruce C. Galton

Bruce C. Galton
*President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Ruedi Stalder<br>Ruedi Stalder | Chairman and Director | 10.13.2006 |
| /s/ Bruce C. Galton<br>Bruce C. Galton | President and Chief Executive Officer (principal executive officer) and Director | 10.13.2006 |
| /s/ Joel Brooks<br>Joel Brooks | Chief Financial Officer and Treasurer (principal financial and accounting officer) | 10.13.2006 |
| /s/ John E. Thompson<br>John E. Thompson | Executive Vice President, Chief Scientific Officer and Director | 10.13.2006 |
| /s/ Christopher Forbes<br>Christopher Forbes | Director | 10.13.2006 |
| /s/ Thomas C. Quick<br>Thomas C. Quick | Director | 10.13.2006 |
| /s/ David Rector<br>David Rector | Director | 10.13.2006 |
| /s/ John Braca<br>John Braca | Director | 10.13.2006 |

# EXHIBIT INDEX

| Exhibit No. | Description of Exhibit |
|---|---|
| 2.1 | Merger Agreement and Plan of Merger by and among Nava Leisure USA, Inc., an Idaho corporation, the Principal Stockholders (as defined therein), Nava Leisure Acquisition Corp., and Senesco, Inc., dated October 9, 1998. (Incorporated by reference to Senesco Technologies, Inc. definitive proxy statement on Schedule 14A dated January 11, 1999.) |
| 2.2 | Merger Agreement and Plan of Merger by and between Senesco Technologies, Inc., an Idaho corporation, and Senesco Technologies, Inc., a Delaware corporation, dated September 30, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 1999.) |
| 3.1 | Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on December 26, 2002. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.) |
| 3.2 | Amended and Restated By-laws of Senesco Technologies, Inc. as adopted on October 2, 2000. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2000.) |
| 4.1 | Form of Warrant with Forbes, Inc. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 1999.) |
| 4.2 | Form of Option Agreement with Kenyon & Kenyon. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 1999.) |
| 4.3 | Form of Warrant with Parenteau Corporation. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1999.) |
| 4.4 | Form of Warrant with Strategic Growth International, Inc. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1999.) |
| 4.5 | Warrant Agreement by and between Senesco Technologies, Inc. and Christenson, Hutchinson, McDowell, LLC. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2001.) |
| 4.6 | Form of Warrant issued to Stanford Venture Capital Holdings, Inc. and certain officers of Stanford Venture Capital Holdings, Inc. (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2001.) |
| 4.7 | Form of Warrant issued to certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.) |
| 4.8 | Form of Warrant issued to Pond Equities, Inc. (with attached schedule of terms thereto). (Incorporated by reference to Exhibit 4.3 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.) |
| 4.9 | Form of Warrant issued to Perrin, Holden & Davenport Capital Corp. and certain principals thereof (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.4 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.) |
| 4.10 | Form of Warrant issued to certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.) |
| 4.11 | Form of Warrant issued to certain third parties for services rendered (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.3 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.) |
| 4.12 | Warrant issued to Sands Brothers International Ltd. dated September 25, 2003. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September |

30, 2003.)

4.13 Warrant issued to Sands Brothers International Ltd. Dated September 25, 2003. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2003.)

4.14 Form of Warrant issued to certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 3, 2004.)

4.15 Form of Warrant issued to certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on May 4, 2005.)

4.16 Form of Warrant issued to Oppenheimer & Co. Inc. or its designees, dated as of May 9, 2005. (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2005.)

10.1 Indemnification Agreement by and between Senesco Technologies, Inc. and Christopher Forbes, dated January 21, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.) (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 3, 2004.)

10.2 Indemnification Agreement by and between Senesco Technologies, Inc. and Thomas C. Quick, dated February 23, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)

10.3 Indemnification Agreement by and between Senesco Technologies, Inc. and Ruedi Stalder, dated March 1, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)

10.4 * Employment Agreement by and between Senesco, Inc. and Sascha P. Fedyszyn, dated January 21, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)

10.5 Research Agreement by and among Senesco Technologies, Inc., Dr. John E. Thompson and the University of Waterloo, dated September 1, 1998, as amended. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)

10.6* Consulting Agreement by and between Senesco Technologies, Inc. and John E. Thompson, Ph.D., dated July 12, 1999. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2000.)

10.7 Office lease by and between Senesco Technologies, Inc. and Matrix/AEW NB, LLC, dated March 16, 2001. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2001.)

10.8 First amendment of office lease by and between Senesco Technologies, Inc. and Matrix/AEW NB, LLC, dated May 13, 2005. (Incorporated by reference to Exhibit 10.8 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2005.)

10.9* 1998 Stock Incentive Plan, as amended on December 13, 2002. (Incorporated by reference to Exhibit 10.7 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)

10.10+ License Agreement by and between Senesco Technologies, Inc. and Harris Moran Seed Company, dated November 19, 2001. (Incorporated by reference to Exhibit 10.8 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2001.)

10.11* Employment Agreement by and between Senesco Technologies, Inc. and Bruce C. Galton, dated October 4, 2001. (Incorporated by reference to Exhibit 10.9 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2001.)

10.12 Indemnification Agreement by and between Senesco Technologies, Inc. and Bruce C. Galton, dated October 4, 2001. (Incorporated by reference to Exhibit 10.10 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2001.)

10.13 Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and Dr. Russell A. Jones, dated February 12, 2002. (Incorporated by reference to Exhibit

10.5 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.)

10.14 Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and Dr. Charles A. Dinarello, dated February 12, 2002. (Incorporated by reference to Exhibit 10.6 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.)

10.15 Research Agreement by and among Senesco Technologies, Inc., Dr. John E. Thompson and the University of Waterloo, dated May 1, 2002. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-KSB for the year ended June 30, 2002.)

10.16+ Development Agreement by and between Senesco Technologies, Inc. and ArborGen, LLC, dated June 28, 2002. (Incorporated by reference to Exhibit 10.31 of Senesco Technologies, Inc. annual report on Form 10-KSB for the year ended June 30, 2002.)

10.17+ Development and License Agreement by and between Senesco Technologies, Inc. and Calwest Seeds, dated September 14, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2002.)

10.18 Collaboration Agreement by and between Senesco Technologies, Inc. and Tilligen, Inc. (currently known as Anawah, Inc.), dated September 20, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2002.)

10.19* Amendment to Consulting Agreement of July 12, 1999, as modified on February 8, 2001, by and between Senesco Technologies, Inc. and John E. Thompson, Ph.D., dated December 13, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)

10.20* Employment Agreement by and between Senesco Technologies, Inc. and Joel Brooks, dated July 1, 2003. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2003.)

10.21 Form of Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 3, 2004.)

10.22 Form of Registration Rights Agreement by and between Senesco Technologies, Inc. and certain accredited investors (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 3, 2004.)

10.23 Amendment No. 1 to the Securities Purchase Agreement by and between Senesco Technologies, Inc. and Crestview Capital Master, L.L.C. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 13, 2004.)

10.24 Amendment No. 1 to the Registration Rights Agreement by and between Senesco Technologies, Inc. and Crestview Capital Master, L.L.C. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on February 13, 2004.)

10.25+ Development and License Agreement by and between Senesco Technologies, Inc. and The Scotts Company, dated March 8, 2004. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2004.)

10.26 Amendment to Research Agreement by and among the University of Waterloo, Senesco Technologies, Inc. and Dr. John E. Thompson, dated March 11, 2004. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2004.)

10.27 Extension to Research Agreement by and among the University of Waterloo, Senesco Technologies, Inc. and Dr. John E. Thompson, dated August 1, 2004. (Incorporated by reference to Exhibit 10.37 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)

10.28 Indemnification Agreement by and between Senesco Technologies, Inc. and John Braca, dated October 8, 2003. (Incorporated by reference to Exhibit 10.38 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)

10.29* Employment Agreement by and between Senesco Technologies, Inc. and Richard Dondero, dated July 19, 2004. (Incorporated by reference to Exhibit 10.39 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)

| | |
|---|---|
| 10.30 | Indemnification Agreement with David Rector dated as of April, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.) |
| 10.31+ | Development and License Agreement with Broin and Associates, Inc. dated as of October 14, 2004. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.) |
| 10.32 | Form of Securities Purchase Agreement by and between the Company and certain accredited investors (with schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. Current Report on Form 8-K filed on May 4, 2005.) |
| 10.33 | Placement Agent Agreement by and between the Company and Oppenheimer & Co. Inc. dated as of February 15, 2005 (with attachments thereto). (Incorporated by reference on Exhibit 10.2 of Senesco Technologies, Inc. Current Report on Form 8-K, filed on May 4, 2005.) |
| 10.34 | Consulting Agreement by and between the Company and Michael Berry, Ph.D. dated as of January 3, 2005 and Warrant issued to Michael Berry, Ph.D. dated as of January 3, 2005. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2005.) |
| 10.35† | Financial Advisory Agreement by and among Senesco Technologies, Inc., Stanford Group Company, Stanford Venture Capital Holdings, Inc., Stanford International Bank, Ltd., Ronald Stein, Daniel Bogar, Osvaldo Pi and William Fusselmann dated October 11, 2006. |
| 10.36† | Registration Rights Agreement by and among Senesco Technologies, Inc., Stanford Group Company, Stanford Venture Capital Holdings, Inc., Stanford International Bank, Ltd., Ronald Stein, Daniel Bogar, Osvaldo Pi and William Fusselmann dated October 11, 2006. |
| 10.37† | Extension to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated August 1, 2006. |
| 10.38† | Form of Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). |
| 10.39† | Form of Registration Rights Agreement by and between Senesco Technologies, Inc. and certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). |
| 10.40† | Form of Warrant issued to certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). |
| 10.41† | Placement Agent Agreement by and between the Senesco Technologies, Inc. and H.C. Wainwright & Co., Inc. dated May 1, 2006. |
| 10.42† | Form of Warrant issued to H.C. Wainwright & Co., Inc., or its designees, dated as of October 10, 2006. |
| 21 | Subsidiaries of the Registrant. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 1999.) |
| 23.1† | Consent of Goldstein Golub Kessler LLP. |
| 31.1† | Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2† | Certification of the principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1† | Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2† | Certification of the principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

| | |
|---|---|
| * | A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 13(a) of Form 10-K. |
| † | Filed herewith. |
| + | The SEC granted Confidential Treatment for portions of this Exhibit. |

## EXHIBIT 31.1

## CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce C. Galton, President and Chief Executive Officer of Senesco Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 13, 2006

/s/ Bruce C. Galton

Bruce C. Galton

*President and Chief Executive Officer*

*(principal executive officer)*

## EXHIBIT 31.2

## CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joel Brooks, Chief Financial Officer and Treasurer of Senesco Technologies, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 13, 2006

/s/ Joel Brooks

Joel Brooks

*Chief Financial Officer and Treasurer*
*(principal financial and accounting officer)*

## EXHIBIT 32.1

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

## AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Bruce C. Galton, President and Chief Executive Officer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Date: October 13, 2006

/s/ Bruce C. Galton*

Bruce C. Galton
*President and Chief Executive Officer*
(*principal executive officer*)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

## EXHIBIT 32.2

## CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

## AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Joel Brooks, Chief Financial Officer and Treasurer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Date: October 13, 2006

/s/ Joel Brooks*

Joel Brooks
*Chief Financial Officer and Treasurer*
(principal financial and accounting officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

**Senesco Technologies, Inc. and Subsidiary**
(a development stage company)

# CONSOLIDATED FINANCIAL STATEMENTS

*June 30, 2006*

**Senesco Technologies, Inc. and Subsidiary**
(a development stage company)

# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## To the Board of Directors of Senesco Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Senesco Technologies, Inc. and Subsidiary (a development stage company) as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2006 and cumulative amounts from inception to June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senesco Technologies, Inc. and Subsidiary as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 and cumulative amounts from inception to June 30, 2006 in conformity with United States generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* to account for stock options and other share-based transactions, effective July 1, 2005, utilizing the modified-retrospective method and, accordingly, all statements have been restated where appropriate.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

***August 10, 2006, except for Note 14 as to which the date is October 11, 2006***

# Consolidated Balance Sheet

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 318,473 | $ 291,858 |
| Short-term investments | 850,000 | 3,941,627 |
| Prepaid expenses and other current assets | 139,584 | 156,544 |
| **Total current assets** | **1,308,057** | **4,390,029** |
| Long-term Investments | - | 247,768 |
| Property and Equipment, net | 10,318 | 30,038 |
| Intangibles, net | 2,209,796 | 1,438,119 |
| Deferred Income Tax Asset, net of valuation allowance of $5,489,000 and $4,355,000, respectively | - | - |
| Security Deposit | 7,187 | 7,187 |
| **Total Assets** | **$ 3,535,358** | **$ 6,113,141** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 77,695 | $ 217,569 |
| Accrued expenses | 329,884 | 180,002 |
| Deferred revenue | 41,667 | 33,333 |
| **Total current liabilities** | **449,246** | **430,904** |
| Grant Payable | 99,728 | 90,150 |
| Other Liability | 34,418 | 2,336 |
| **Total liabilities** | **583,392** | **523,390** |
| Commitments | | |
| Stockholders' Equity: | | |
| Preferred stock - $0.01 par value; authorized 5,000,000 shares, no shares issued | - | - |
| Common stock - $0.01 par value; authorized 30,000,000 shares, issued and outstanding 15,477,388 and 15,467,388, respectively | 154,774 | 154,674 |
| Capital in excess of par | 25,167,035 | 24,490,035 |
| Deficit accumulated during the development stage | (22,369,843) | (19,054,958) |
| **Stockholders' equity** | **2,951,966** | **5,589,751** |
| **Total Liabilities and Stockolders' Equity** | **$ 3,535,358** | **$ 6,113,141** |

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.

See Notes to Consolidated Financial Statements

# Consolidated Statement of Operations

| | Year ended June 30, 2006 | 2005 | 2004 | Cumulative Amounts from Inception |
|---|---|---|---|---|
| Revenue | $ 66,666 | $ 125,000 | $ 16,667 | $ 418,333 |
| Operating expenses: | | | | |
| General and administrative | 1,919,740 | 2,029,400 | 2,907,205 | 17,021,514 |
| Research and development | 1,566,267 | 1,417,337 | 1,146,766 | 6,984,848 |
| **Total operating expenses** | **3,486,007** | **3,446,737** | **4,053,971** | **24,006,362** |
| Loss from operations | (3,419,341) | (3,321,737) | (4,037,304) | (23,588,029) |
| Noncash income | - | 135,632 | 185,627 | 321,259 |
| Sale of state income tax loss - net | - | 153,160 | 91,448 | 586,442 |
| Interest income - net | 104,456 | 54,027 | 33,278 | 310,485 |
| **Net loss** | **$ (3,314,885)** | **$ (2,978,918)** | **$ (3,726,951)** | **$ (22,369,843)** |
| **Basic and diluted loss per common share** | **$ (.21)** | **$ (.21)** | **$ (.29)** | **-** |
| **Basic and diluted weighted-average number of common shares outstanding** | **15,469,881** | **14,053,808** | **12,668,396** | **-** |

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.

See Notes to Consolidated Financial Statements

# Consolidated Statement of Stockholders' Equity

*Period from July 1, 1998 (date of inception) to June 30, 2006*

| | Common Stock Number of Shares | Common Stock Amount | Capital in Excess of Par | Deficit Accumulated During the Development Stage | Deferred Compensation Related to Issuance of Options and Warrants | Total Stockholders' Equity (Deficiency) |
|---|---|---|---|---|---|---|
| Common stock outstanding | 2,000,462 | $ 20,005 | $ (20,005) | - | - | - |
| Contribution of capital | - | 85,179 | - | - | - | $ 85,179 |
| Issuance of common stock in reverse merger on January 22, 1999 at $0.01 per share | 3,400,000 | 34,000 | (34,000) | - | - | - |
| Issuance of common stock for cash on May 21, 1999 for $2.63437 per share | 759,194 | 7,592 | 1,988,390 | - | - | 1,995,982 |
| Issuance of common stock for placement fees on May 21, 1999 at $0.01 per share | 53,144 | 531 | (531) | - | - | - |
| Net loss | - | - | - | $(1,168,995) | - | (1,168,995) |
| **Balance at June 30, 1999** | **6,212,800** | **62,128** | **2,019,033** | **(1,168,995)** | - | **912,166** |
| Issuance of common stock for cash on January 26, 2000 for $2.867647 per share | 17,436 | 174 | 49,826 | - | - | 50,000 |
| Issuance of common stock for cash on January 31, 2000 for $2.87875 per share | 34,737 | 347 | 99,653 | - | - | 100,000 |
| Issuance of common stock for cash on February 4, 2000 for $2.924582 per share | 85,191 | 852 | 249,148 | - | - | 250,000 |
| Issuance of common stock for cash on March 15, 2000 for $2.527875 per share | 51,428 | 514 | 129,486 | - | - | 130,000 |
| Issuance of common stock for cash on June 22, 2000 for $1.50 per share | 1,471,700 | 14,718 | 2,192,833 | - | - | 2,207,551 |
| Commissions, legal and bank fees associated with issuances for the year ended June 30, 2000 | - | - | (260,595) | - | - | (260,595) |
| Fair market value of options and warrants granted and vested during the year ended June 30, 2000 | - | - | 1,656,659 | - | $ (180,732) | 1,475,927 |
| Net loss | - | - | - | (3,346,491) | - | (3,346,491) |
| **Balance at June 30, 2000** | **7,873,292** | **78,733** | **6,136,043** | **(4,515,486)** | **(180,732)** | **1,518,558** |

(continued)

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.

See Notes to Consolidated Financial Statements

# Consolidated Statement of Stockholders' Equity

| *Period from July 1, 1998 (date of inception) to June 30, 2006* | Common Stock Number of Shares | Common Stock Amount | Capital in Excess of Par | Deficit Accumulated During the Development Stage | Deferred Compensation Related to Issuance of Options and Warrants | Total Stockholders' Equity (Deficiency) |
|---|---|---|---|---|---|---|
| Fair market value of options and warrants granted and vested during the year ended June 30, 2001 | - | - | $ 392,182 | - | $ (83,563) | $ 308,619 |
| Net loss | - | - | - | $(2,033,890) | - | (2,033,890) |
| **Balance at June 30, 2001** | **7,873,292** | **$ 78,733** | **6,528,225** | **(6,549,376)** | **(264,295)** | **(206,713)** |
| Issuance of common stock and warrants for cash from November 30, 2001 through April 17, 2002 at $1.75 per unit | 3,701,430 | 37,014 | 6,440,486 | - | - | 6,477,500 |
| Issuance of common stock and warrants associated with bridge loan conversion on December 3, 2001 | 305,323 | 3,053 | 531,263 | - | - | 534,316 |
| Commissions, legal and bank fees associated with issuances for the year ended June 30, 2002 | - | - | (846,444) | - | - | (846,444) |
| Fair market value of options and warrants granted and vested during the year ended June 30, 2002 | - | - | 1,644,913 | - | 203,813 | 1,848,726 |
| Net loss | - | - | - | (3,021,709) | - | (3,021,709) |
| **Balance at June 30, 2002** | **11,880,045** | **118,800** | **14,298,443** | **(9,571,085)** | **(60,482)** | **4,785,676** |
| Fair market value of options and warrants granted and vested during the year ended June 30, 2003 | - | - | 788,360 | - | 60,482 | 848,842 |
| Net loss | - | - | - | (2,778,004) | - | (2,778,004) |
| **Balance at June 30, 2003** | **11,880,045** | **118,800** | **15,086,803** | **(12,349,089)** | **-** | **2,856,514** |
| Issuance of common stock and warrants for cash from January 15, 2004 through February 12, 2004 at $2.37 per unit | 1,536,922 | 15,369 | 3,627,131 | - | - | 3,642,500 |
| Allocation of proceeds to warrants | - | - | (2,099,090) | - | - | (2,099,090) |
| Reclassification of warrants | - | - | 1,913,463 | - | - | 1,913,463 |
| Commissions, legal and bank fees associated with issuances from January 15, 2004 through February 12, 2004 | - | - | (378,624) | - | - | (378,624) |
| Fair market value of options and warrants vested during the year ended June 30, 2004 | - | - | $ 1,826,514 | - | - | $ 1,826,514 |

(continued)

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.

See Notes to Consolidated Financial Statements

# Consolidated Statement of Stockholders' Equity

| *Period from July 1, 1998 (date of inception) to June 30, 2006* | Common Stock Number of Shares | Common Stock Amount | Capital in Excess of Par | Deficit Accumulated During the Development Stage | Deferred Compensation Related to Issuance of Options and Warrants | Total Stockholders' Equity (Deficiency) |
|---|---|---|---|---|---|---|
| Options and warrants exercised during the year ended June 30, 2004 at exercise prices ranging from $1.00 - $3.25 | 370,283 | $ 3,704 | 692,945 | - | - | 696,649 |
| Net loss | - | - | - | $ (3,726,951) | - | (3,726,951) |
| **Balance at June 30, 2004** | **13,787,250** | **137,873** | **20,669,142** | **(16,076,040)** | - | **4,730,975** |
| Issuance of common stock and warrants for cash on May 9, 2005 at $2.11 per unit | 1,595,651 | 15,957 | 3,350,872 | - | - | 3,366,829 |
| Allocation of proceeds to warrants | - | - | (1,715,347) | - | - | (1,715,347) |
| Reclassification of warrants | - | - | 1,579,715 | - | - | 1,579,715 |
| Commissions, legal and bank fees associated with issuance on May 9, 2005 | - | - | (428,863) | - | - | (428,863) |
| Fair market value of options and warrants vested during the year ended June 30, 2005 | - | - | 974,235 | - | - | 974,235 |
| Options and warrants exercised during the year ended June 30, 2005 at exercise prices ranging from $1.50 - $3.25 | 84,487 | 844 | 60,281 | - | - | 61,125 |
| Net loss | - | - | - | (2,978,918) | - | (2,978,918) |
| **Balance at June 30, 2005** | **15,467,388** | **154,674** | **24,490,035** | **(19,054,958)** | - | **5,589,751** |
| Fair market value of options and warrants vested during the year ended June 30, 2006 | - | - | 677,000 | - | - | 677,000 |
| Warrants exercised during the year ended June 30, 2006 at an exercise price of $0.01 | 10,000 | 100 | - | - | - | 100 |
| Net loss | - | - | - | (3,314,885) | - | (3,314,885) |
| **Balance at June 30, 2006** | **15,477,388** | **$154,774** | **$25,167,035** | **$(22,369,843)** | - | **$ 2,951,966** |

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.

See Notes to Consolidated Financial Statements

# Consolidated Statement of Cash Flows

| | Year ended June 30, 2006 | 2005 | 2004 | Cumulative Amounts from Inception |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net loss | $(3,314,885) | $(2,978,918) | $(3,726,951) | $(22,369,843) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Noncash capital contribution | - | - | - | 85,179 |
| Noncash conversion of accrued expenses into equity | - | - | - | 131,250 |
| Noncash income related to change in fair value of warrant liability | - | (135,632) | (185,627) | (321,259) |
| Issuance of common stock and warrants for interest | - | - | - | 9,316 |
| Issuance of stock options and warrants for services | 677,000 | 974,235 | 1,826,514 | 7,828,613 |
| Depreciation and amortization | 40,112 | 43,719 | 30,424 | 197,669 |
| (Increase) decrease in operating assets: | | | | |
| Prepaid expenses and other current assets | 16,960 | (62,577) | 91,568 | (139,584) |
| Security deposit | - | - | - | (7,187) |
| Increase (decrease) in operating liabilities: | | | | |
| Accounts payable | (139,874) | 148,561 | 12,872 | 77,695 |
| Accrued expenses | 149,882 | (107,624) | 24,466 | 329,884 |
| Deferred revenue | 8,334 | - | 33,333 | 41,667 |
| Other liability | 32,082 | 2,336 | - | 34,418 |
| **Net cash used in operating activities** | **(2,530,389)** | **(2,115,900)** | **(1,893,401)** | **(14,102,182)** |
| Cash flows from investing activities: | | | | |
| Patent costs | (792,069) | (531,988) | (346,092) | (2,249,855) |
| Redemption (purchase) of investments, net | 3,339,395 | (239,621) | (1,850,479) | (850,000) |
| Purchase of property and equipment | - | (5,972) | (4,235) | (167,928) |
| **Net cash used in investing activities** | **2,547,326** | **(777,581)** | **(2,200,806)** | **(3,267,783)** |
| Cash flows from financing activities: | | | | |
| Proceeds from grant | 9,578 | - | - | 99,728 |
| Proceeds from issuance of bridge notes | - | - | - | 525,000 |
| Proceeds from issuance of common stock and warrants, net and exercise of warrants and options | 100 | 2,999,091 | 3,960,525 | 17,063,710 |
| **Cash provided by financing activities** | **9,678** | **2,999,091** | **3,960,525** | **17,688,438** |
| Net increase (decrease) in cash and cash equivalents | 26,615 | 105,610 | (133,682) | 318,473 |
| Cash and cash equivalents at beginning of period | 291,858 | 186,248 | 319,930 | - |
| Cash and cash equivalents at end of period | $ 318,473 | $ 291,858 | $ 186,248 | $ 318,473 |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid during the period for interest | $ - | $ - | $ - | $ 22,317 |
| **Supplemental schedule of noncash financing activity:** | | | | |
| Conversion of bridge notes into stock | $ - | $ - | $ - | $ 534,316 |

Prior year amounts have been adjusted for adoption of FAS 123R on July 1, 2005.
See Notes to Consolidated Financial Statements

## 1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements include the accounts of Senesco Technologies, Inc. ("ST") and its wholly owned subsidiary, Senesco, Inc. ("SI") (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is a development stage biotechnology company whose mission is to develop novel approaches to treat programmed cell death diseases in humans (apoptosis) and cancer, and to enhance the quality and productivity of fruits, flowers, vegetables and agronomic crops through the control of cell death in plants (senescence).

SI, a New Jersey corporation, was incorporated on November 24, 1998 and is the successor entity to Senesco, L.L.C., a New Jersey limited liability company that was formed on June 25, 1998 but commenced operations on July 1, 1998. This transfer was accounted for at historical cost in a manner similar to a pooling of interests with the recording of net assets acquired at their historical book value.

On January 21, 1999, Nava Leisure USA, Inc. ("Nava"), an Idaho corporation and the predecessor registrant to the Company, effected a one-for-three reverse stock split, restating the number of shares of common stock outstanding from 3,000,025 to 1,000,231. In addition, the number of authorized common stock was decreased from 50,000,000 shares, $.0005 par value, to 16,666,667 shares, $.0015 par value (the "Common Stock").

On January 22, 1999, Nava consummated a merger (the "Merger") with SI. Nava issued 1,700,000 shares of Common Stock, on a post-split basis, for all of the outstanding capital stock of SI. Pursuant to the Merger, the stockholders of SI acquired majority control of Nava, and the name of Nava was changed to Senesco Technologies, Inc., and SI remained a wholly owned subsidiary of ST. For accounting purposes, the Merger has been treated as a recapitalization of the Company with SI as the acquirer (a reverse acquisition).

On September 30, 1999, the board of directors of the Company approved the reincorporation of the Company solely for the purpose of changing its state of incorporation from Idaho to Delaware. In order to facilitate such reincorporation, on September 30, 1999, the Company, an Idaho corporation, merged with and into the newly formed Senesco Technologies, Inc., a Delaware corporation.

On December 12, 2002, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 20,000,000 shares to 30,000,000 shares.

Cash equivalents consist of investments which are readily convertible into cash with original maturities of three months or less. The Company maintains its cash in money market and bank deposit accounts which, at times, may exceed federally insured limits. The Company believes that there is no significant credit risk with respect to these accounts.

The Company's investments consist of United States treasury notes and high-grade corporate and federal governmental agency debt instruments. Based on the Company's intentions regarding these instruments, the Company has classified all marketable debt securities as held-to-maturity and has accounted for these investments at amortized cost. Marketable securities maturing in one year or less are classified as current assets.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the assets' useful lives or the remaining term of the lease.

Intangible assets consist of costs related to acquiring patents. Issued patents are being amortized over a period of 17 years, the life of the patent. Pending patent applications will be amortized when the patents are issued.

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

- significant negative industry trends
- significant underutilization of the assets
- significant changes in how the Company uses the assets or its plans for their use.

If the Company's review determines that the future discounted cash flows related to these assets will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives. To date, the Company has not recorded any impairment of intangible assets.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply when the differences are expected to be realized.

The Company receives certain nonrefundable upfront fees in exchange for the transfer of its technology to licensees. Upon delivery of the technology, the Company has no further obligations to the licensee with respect to the basic technology transferred and, accordingly, recognizes revenue at that time. The Company may, however, receive additional payments from its licensees in the event such licensees achieve certain development or commercialization milestones in their particular field of use. Other nonrefundable upfront fees and milestone payments, where the milestone payments are a function of time as opposed to achievement of specific achievement-based milestones, are deferred and amortized ratably over the estimated research period of the license.

Research and development expenses are charged to operations when incurred.

As further discussed in Note 6, the Company adopted FAS No. 123R, "Share-Based Payment" ("FAS No. 123R") effective July 1, 2005 using the modified-retrospective method. The adoption of this standard requires the recognition of stock-based compensation expense in the consolidated financial statements. Prior to July 1, 2005, the Company followed Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. In accordance with APB No. 25, no stock-based compensation expense had been recognized related to the Company's stock options granted to employees and directors, as all options had an exercise price equal to the market value of the underlying common stock on the date of grant. In accordance with the modified-retrospective method, the Company adjusted previously reported results to reflect the effect of expensing those stock options. The cumulative adjustment associated with the adoption of the modified-retrospective method increased capital in excess of par and deficit accumulated during the development stage by $4,291,051 as of June 30, 2005.

Loss per common share is computed by dividing the loss by the weighted-average number of common shares outstanding during the period. Shares to be issued upon the exercise of the outstanding options and warrants aggregating 8,296,591 and 8,015,591 as of June 30, 2006 and 2005, respectively, are not included in the computation of loss per share as their effect is anti-dilutive.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The critical accounting policies that require management's most significant estimate and judgment are the assessment of the recoverability of intangible assets, and the valuation allowance on deferred tax assets. Actual results experienced by the Company may differ from management's estimates

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (FIN48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effects, if any, that FIN 48 will have on its consolidated financial position or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

As shown in the accompanying financial statements, the Company has a history of losses with a deficit accumulated during the development stage from inception through June 30, 2006 of $22,369,843. This condition could require the Company to obtain additional capital in order to maintain its operations. As disclosed in Note 14, the Company has obtained additional financing, which management believes will enable the Company to maintain its operations.

## 2. INVESTMENTS:

At June 30, 2006 and 2005, the amortized cost basis, aggregate fair value, gross unrealized gains and maturity by majority security type were as follows:

| | Gross Unrealized Gain/(Loss) | Aggregate Fair Value | Amortized Cost Basis |
|---|---|---|---|
| June 30, 2006 | | | |
| Held-to-maturity securities: | | | |
| Corporate debt securities (maturing within one year) | $ -0- | $ 850,000 | $ 850,000 |
| June 30, 2005 | | | |
| Held-to-maturity securities: | | | |
| Debt securities issued by United States (maturing within two years) | $(6,353) | $2,052,659 | $2,059,012 |
| Corporate debt securities (maturing within one year) | (6,373) | 2,124,010 | 2,130,383 |
| | $(12,726) | $4,176,669 | $4,189,395 |

Realized gains and losses are determined based on the specific-identification method.

## 3. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

The following are included in prepaid expenses and other current assets at:

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Prepaid license fee | $ 45,833 | $ 45,833 |
| Prepaid insurance | 34,800 | 50,143 |
| Prepaid research | 19,635 | 25,283 |
| Prepaid legal | 13,391 | - |
| Prepaid other | 25,925 | 35,285 |
| | $139,584 | $156,544 |

## 4. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

| | June 30, 2006 | June 30, 2005 | Estimated Useful Life |
|---|---|---|---|
| Company Web site | $ 26,500 | $ 26,500 | 3 years |
| Equipment | 38,872 | 47,366 | 4 years |
| Furniture and fixtures | 67,674 | 67,674 | 7 years |
| Leasehold improvements | - | 7,233 | 5 years |
| | 133,046 | 148,773 | |
| Accumulated depreciation and amortization | (122,728) | (118,735) | |
| | $ 10,318 | $ 30,038 | |

Depreciation and amortization expense aggregated $19,720, $27,636, $27,736 and $157,610 for the years ended June 30, 2006, 2005, 2004, and cumulatively from inception through June 30, 2006, respectively.

## 5. INTANGIBLE ASSETS:

Intangible assets, at cost, consist of the following:

| | June 30, 2006 | June 30, 2005 |
|---|---|---|
| Patents approved | $ 379,371 | $ 327,547 |
| Patents pending | 1,870,484 | 1,130,239 |
| | 2,249,855 | 1,457,786 |
| Accumulated amortization | (40,059) | (19,667) |
| | $2,209,796 | $1,438,119 |

Amortization expense amounted to $20,392, $16,083, $2,688 and $40,059 for the years ended June 30, 2006, 2005, 2004, and cumulatively from inception through June 30, 2006, respectively.

Estimated amortization expense for the next five years is as follows:

| Year ending June 30, | |
|---|---|
| 2007 | $23,000 |
| 2008 | 23,000 |
| 2009 | 23,000 |
| 2010 | 23,000 |
| 2011 | 23,000 |

## 6. ACCRUED EXPENSES:

The following are included in accrued expenses at:

| | June 30, 2006 | 2005 |
|---|---|---|
| Accrued research | $228,265 | $ 55,000 |
| Accrued accounting | 40,000 | 53,836 |
| Accrued patent costs | 28,202 | 46,541 |
| Accrued legal | 33,417 | 19,827 |
| Accrued other | - | 4,798 |
| | $329,884 | $180,002 |

## 7. STOCKHOLDERS' EQUITY:

In February 2004, the Company completed a private placement to certain accredited investors (the "2004 Accredited Investor Private Placement") for an aggregate amount of 1,536,922 shares of Common Stock and warrants to purchase 768,459 shares of Common Stock for the aggregate cash consideration of $3,642,500. The 2004 Accredited Investor Private Placement offered units of one share of Common Stock and a five-year warrant to purchase 0.50 shares of Common Stock at a price equal to $2.37 per unit. The warrants were issued at an exercise price equal to $3.79 per share, with such warrants vesting on the date of grant. The costs associated with the 2004 Accredited Investor Private Placement totaled $378,624. The Company did not engage a placement agent for the sale of such securities.

Two directors of the Company participated in the 2004 Accredited Investor Private Placement. Specifically, such directors of the Company purchased, in the aggregate, 63,292 shares of Restricted Common Stock on the same terms and conditions as all purchasers hereunder.

On March 17, 2004, the Company filed a registration statement with the SEC on Form S-3 to register all of the shares and the shares underlying the warrants acquired by the purchasers and finders (see below) in the 2004 Accredited Investor Private Placement. The registration statement was declared effective by the SEC on May 14, 2004, and remained in effect until February 2, 2006.

Due to the Company's obligation to file a registration statement to register for resale the shares underlying the warrants under the Securities Act of 1933, as amended, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Common Stock," the value of the warrants amounting to $2,099,090 was recorded as a liability until the filing was made. The decrease in market value of the Common Stock from the closing of its financing to March 17, 2004, the date of filing the registration statement, resulted in noncash other income to reflect the decrease in Black-Scholes value of the warrants between those two dates. As a result, the Company incurred a decrease in liability and other noncash income of $185,627 as of March 17, 2004. Upon the Company meeting its obligation to file a registration statement, the fair value of the warrants amounting to $1,913,463, was reclassified to equity.

Sands Brothers and Stanford Group Company acted as co-managing finders of the 2004 Accredited Investor Private Placement, and certain consultants to the Company provided financial advisory services in connection with the 2004 Accredited Investor Private Placement. As consideration for their services to the Company, such finders were issued warrants to purchase an aggregate of 73,682 shares of Common Stock, on the same terms and conditions as the warrants issued to the purchasers in the 2004 Accredited Investor Private Placement.

In May 2005, the Company completed another private placement to certain accredited investors (the "2005 Accredited Investor Private Placement") for an aggregate amount of 1,595,651 shares of Common Stock and warrants to purchase 797,836 shares of Common Stock for the aggregate cash consideration of $3,366,829. The 2005 Accredited Investor Private Placement offered units of one share of Common Stock and a five-year warrant to purchase 0.50 shares of Common Stock at a price equal to $2.11 per unit. The warrants were issued at an exercise price equal to $3.38 per share, with such warrants vesting on the date of grant. The costs associated with the 2005 Accredited Investor Private Placement totaled $428,863. In addition, the Company has caused its directors and officers to enter into Lock-up Agreements for a period of six months from the Closing Date with the Placement Agent for the benefit of the Purchasers.

On May 27, 2005, the Company filed a registration statement with the SEC on Form S-3 to register all of the shares and the shares underlying the warrants acquired by the purchasers and placement agent (see below) in the 2005 Accredited Investor Private Placement. The registration statement was declared effective by the SEC on June 17, 2005, and will remain in effect, subject to the Company being in compliance with all the applicable rules and regulations, until May 9, 2007.

Due to the Company's obligation to file a registration statement to register for resale the shares underlying the warrants under the Securities Act of 1933, as amended, in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company's Own Common Stock," the value of the warrants amounting to $1,715,347 was recorded as a liability until the filing was declared effective. The decrease in market value of the Common Stock from the closing of its financing to June 17, 2005, the effective date of the registration statement, resulted in noncash other income to reflect the decrease in Black-Scholes value of the warrants between those two dates. As a result, the Company incurred a decrease in liability and other noncash income of $135,632 as of June 17, 2005. Upon the Company meeting its obligation to file a registration statement, the fair value of the warrants amounting to $1,579,715, was reclassified to equity.

Oppenheimer and Co. Inc. ("Oppenheimer") acted as the placement agent for the 2005 Accredited Investor Private Placement. As consideration for their services to the Company, Oppenheimer was issued warrants to purchase an aggregate of 167,544 shares of Common Stock, on the same terms and conditions as the warrants issued to the purchasers in the 2005 Accredited Investor Private Placement.

In 1999, the Company adopted the 1998 Stock Incentive Plan, as amended (the "Plan"), which provides for the grant of stock options and stock purchase rights to certain designated employees and certain other persons performing services for the Company, as designated by the board of directors. Pursuant to the Plan, an aggregate of 3,000,000 shares of common stock have been reserved for issuance. On March 28, 2003, the Company filed a registration statement with the SEC to register all of the 3,000,000 shares of Common Stock underlying the Plan. The registration statement was deemed effective upon filing.

Effective July 1, 2005, the Company adopted FAS No. 123R, utilizing the modified-retrospective method. FAS No. 123R requires the recognition of stock-based compensation expense in the consolidated financial statements. Under the modified-retrospective method, the provisions of FAS No. 123R apply to all awards granted or modified after the date of adoption. Prior year results have been adjusted to reflect the amortized portion of the fair value of the options granted prior to the date of adoption, which have been measured under the original provisions of FAS No. 123. In addition, the unamortized portion of the options that were granted prior to the date of adoption, also determined under the original provisions of FAS No. 123, shall be recognized in the periods after the date of adoption.

The cumulative effect of the change to capital in excess of par and deficit accumulated during the development stage as of July 1, 2004 is as follows:

| | Capital in Excess of Par | Deficit Accumulated During the Development Stage |
|---|---|---|
| July 1, 2004, as originally reported | $ 17,168,043 | $ (12,574,941) |
| Cumulative effect of change in accounting principle | 3,501,099 | ( 3,501,099) |
| July 1, 2004, as adjusted | $ 20,669,142 | $ (16,076,040) |

The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based conditions.

The fair value of each stock option granted has been determined using the Black-Scholes model. The material factors incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following:

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Estimated life in years | 6-10 | 10 | 10 |
| Risk-free interest rate (1) | 4.2%-4.5% | 4.2% | 3.3%-4.3% |
| Volatility | 70%-148% | 111%-148% | 148% |
| Dividend paid | None | None | None |

(1) represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term.

The ultimate values of the options will depend on the future price of the Company's Common Stock, which cannot be forecast with reasonable accuracy.

Stock option activity under the Plan is summarized as follows:

| | Shares | Weighted-average Exercise Price |
|---|---|---|
| Options outstanding at July 1, 2003 | 1,781,000 | $2.56 |
| Granted | 215,000 | $3.15 |
| Exercised | (67,500) | $1.85 |
| Expired | (50,000) | $2.80 |
| Options outstanding at June 30, 2004 | 1,878,500 | $2.64 |
| Granted | 295,500 | $3.45 |
| Exercised | (22,500) | $2.05 |
| Expired | (40,000) | $3.85 |
| Options outstanding at June 30, 2005 | 2,111,500 | $2.74 |
| Granted | 318,000 | $1.40 |
| Exercised | - | - |
| Expired | (3,000) | $3.48 |
| Options outstanding at June 30, 2006 | 2,426,500 | $2.56 |
| Options exercisable at June 30, 2004 | 1,536,000 | $2.67 |
| Options exercisable at June 30, 2005 | 1,834,508 | $2.68 |
| Options exercisable at June 30, 2006 | 2,181,337 | $2.64 |
| Weighted-average fair value of options granted during the year ended June 30, 2004 | | $3.10 |
| Weighted-average fair value of options granted during the year ended June 30, 2005 | | $3.23 |
| Weighted-average fair value of options granted during the year ended June 30, 2006 | | $0.92 |

Non-vested stock option activity under the Plan is summarized as follows:

| | Number of Options | Weighted-average Grant-Date Fair Value |
|---|---|---|
| Non-vested stock options at July 1, 2003 | 442,500 | $1.90 |
| Granted | 215,000 | $3.10 |
| Vested | (315,000) | $2.37 |
| Forfeited | - | - |
| Non-vested stock options at June 30, 2004 | 342,500 | $2.46 |
| Granted | 295,500 | $3.23 |
| Vested | (361,008) | $2.69 |
| Forfeited | - | - |
| Non-vested stock options at June 30, 2005 | 276,992 | $2.98 |
| Granted | 318,000 | $0.92 |
| Vested | (349,162) | $2.05 |
| Forfeited | (667) | $3.23 |
| Non-vested stock options at June 30, 2006 | 245,163 | $1.47 |

The following table summarizes information about stock options outstanding at June 30, 2006:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at June 30, 2006 | Weighted-average Remaining Contractual Life (Years) | Weighted-average Exercise Price | Number Exercisable at June 30, 2006 | Weighted-average Exercise Price |
| $1.40 - $1.65 | 415,500 | 8.50 | $1.43 | 228,500 | $1.46 |
| $2.05 - $2.35 | 1,032,500 | 5.70 | $2.12 | 1,032,500 | $2.12 |
| $3.15 - $4.00 | 978,500 | 6.20 | $3.51 | 920,337 | $3.51 |
| $1.40 - $4.00 | 2,426,500 | 6.40 | $2.56 | 2,181,337 | $2.64 |

As of June 30, 2006, the aggregate intrinsic value of stock options outstanding was $165,540, with a weighted-average remaining term of 6.3 years. The aggregate intrinsic value of stock options exercisable at that same date was $85,130, with a weighted-average remaining term of 6.0 years. As of June 30, 2006, the Company has 483,500 shares available for future stock option grants.

As of June 30, 2006, total compensation expense not yet recognized related to stock option grants amounted to $213,372, which will be recognized over the next 18 months.

On September 7, 1999, the Company granted to its patent counsel, as partial consideration for services rendered, options to purchase 10,000 shares of the Company's Common Stock at an exercise price equal to $3.50 per share, with 3,332 options vesting on the date of grant, 3,334 options vesting on the first anniversary of the date of grant, and 3,334 options vesting on the second anniversary of the date of grant. Such options were granted outside of the Company's Plan.

The following table represents warrants outstanding as of:

| Exercise Price | June 30, 2006 | 2005 |
|---|---|---|
| $7.00 | 10,000 | 10,000 |
| 3.79 | 842,141 | 842,141 |
| 3.59 | 237,600 | 237,600 |
| 3.50 | 280,000 | 280,000 |
| 3.45 | 15,000 | 15,000 |
| 3.38 | 965,380 | 965,380 |
| 3.25 | 1,779,203 | 1,779,203 |
| 3.19 | - | 29,000 |
| 3.15 | 20,000 | 20,000 |
| 2.35 | 15,000 | 15,000 |
| 2.15 | 110,000 | 110,000 |
| 2.00 | 1,570,767 | 1,570,767 |
| 1.40 | 5,000 | - |
| 0.01 | 10,000 | 20,000 |
| | 5,860,091 | 5,894,091 |

As of June 30, 2006, 5,851,758 of the above warrants are exercisable expiring at various dates through 2015. At June 30, 2006, the weighted-average exercise price on the above warrants was $3.02.

The following stock-based compensation expense of $677,000, $974,235, $1,826,514 and $7,828,613 was recognized for the years ended June 30, 2006, 2005, 2004 and cumulatively from inception through June 30, 2006, respectively:

| | Year Ended June 30, 2006 | 2005 | 2004 | Cumulative From Inception |
|---|---|---|---|---|
| General and administrative expenses | $ 488,000 | $ 691,843 | $ 1,657,695 | $ 6,627,093 |
| Research and development expenses | 189,000 | 282,392 | 168,819 | 1,201,520 |
| Total stock-based compensation expense | $ 677,000 | $ 974,235 | $ 1,826,514 | $ 7,828,613 |
| Basic and diluted loss per common share | $ .04 | $ .07 | $ .14 | |

## 8. INCOME TAXES:

The Company files a consolidated federal income tax return. The subsidiary files separate state and local income tax returns.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

| Year ended June 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| Federal statutory rate | (34)% | (34)% | (34)% |
| Increase in valuation allowance | 34 | 34 | 34 |
| | - 0 - % | - 0 - % | - 0 - % |

The deferred income tax asset consists of the following at:

| | June 30, | |
|---|---|---|
| | 2006 | 2005 |
| Deferred tax asset: | | |
| Net operating loss carryforward | $5,489,000 | $ 4,355,000 |
| Valuation allowance | (5,489,000) | (4,355,000) |
| | $ - 0 - | $ - 0 - |

In December 2004 and 2003, the Company sold its entire state net operating losses for the years ended June 30, 2003 and 2002, and received net proceeds of $153,160 and $91,448, respectively.

At June 30, 2006, the Company has federal and state net operating loss carryforwards of approximately $14,329,000 and $6,859,000, respectively, available to offset future taxable income expiring on various dates through 2026.

## 9. COMMITMENTS:

Effective September 1, 1998, the Company entered into a three-year research and development agreement, which has subsequently been renewed, with a university that a researcher, who is an officer, director and stockholder of the Company, is affiliated with. Pursuant to the agreement, the university provides research and development under the direction of the researcher and the Company. The agreement is renewable annually by the Company which has the right of termination upon 30 days' advance written notice. Effective September 1, 2004, the Company extended the research and development agreement for an additional two-year period through August 31, 2006, in the amount of Can $1,529,430 or approximately U.S. $1,337,000. Effective September 1, 2006, the Company extended the research and development agreement for an additional one-year period through August 31, 2007, in the amount of Can $631,050, or approximately U.S. $566,000. Research and development expenses under this agreement for the years ended June 30, 2006, 2005 and 2004 aggregated U.S. $692,982, U.S. $628,341 and U.S. $560,308, respectively, and U.S. $3,327,835 for the cumulative period through June 30, 2006. Future obligations to be paid under the agreement through August 31, 2007 equal approximately $681,000.

Effective May 1, 1999, the Company entered into a consulting agreement for research and development with such researcher. Effective January 1, 2003 and 2005, the agreement was amended to provide for an increase in the monthly payments from $3,000 to $5,000, and $5,000 to $5,200, respectively. The agreement was automatically renewed for an additional three-year term through June 30, 2007. Future obligations to be paid under the agreement equal $62,400. The Company has employment agreements with certain employees, all of whom are also stockholders of the Company. These agreements provide for a base compensation and additional amounts, as defined. The agreements expire between January 2006 and October 2007. Future base compensation to be paid through October 2007 under the agreements as of June 30, 2006 is $624,150.

The Company is obligated under a noncancelable operating lease of office space expiring on May 31, 2011. The aggregate minimum future payments, subject to certain escalations, is payable as follows:

| | |
|---|---|
| Year ending June 30, | |
| 2007 | $ 76,684 |
| 2008 | 77,596 |
| 2009 | 78,508 |
| 2010 | 79,420 |
| 2011 | 73,568 |
| | $385,776 |

Rent expense charged to operations aggregated $86,849, $47,759, 39,608 and $417,335 for the years ended June 30, 2006, 2005, 2004, and from inception through June 30, 2006, respectively.

The lease provides for scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable and represents the cumulative rent expense charged to operations from inception of the lease in excess of the required lease payments.

## 10. JOINT VENTURE:

On May 14, 1999, the Company entered into a joint venture agreement ("Joint Venture") with an Israeli partnership that is engaged in the worldwide marketing of tissue culture plants. The purpose of the Joint Venture is to develop enhanced banana plants which will result in banana fruit with improved consumer- and grower-driven traits. The Joint Venture is owned 50% by the Company and 50% by the Israeli partnership. For the period from inception on May 14, 1999 to June 30, 2005, the Joint Venture has had no revenue, expenses, assets or liabilities. The Company's portion of the Joint Venture's expenses approximated $121,832 and $67,700 for the years ended June 30, 2006 and 2005, respectively, and is included in research and development expenses.

In July 1999, the Joint Venture applied for and received a conditional grant from the Israel - United States Binational Research and Development Foundation (the "BIRD Foundation"). This agreement, as amended, allowed the Joint Venture to receive $340,000 over a five-year period ending May 31, 2004. Grants received from the BIRD Foundation will be paid back only upon the commercial success of the Joint Venture's technology, as defined. The Company has received a total of $99,728, of which $9,578 was received during the year ended June 30, 2006 and none was received during the year ended June 30, 2005.

## 11. LICENSE AND DEVELOPMENT AGREEMENTS:

In June 2002, the Company entered into a three-year exclusive worldwide development and option agreement with ArborGen, ("ArborGen") (the "Agreement") to develop the Company's technology in certain species of trees. In July 2002, the Company received an initial fee. In November 2004 and January 2006, the Company received milestone payments. The Agreement also granted ArborGen an option to acquire an exclusive worldwide license to commercialize the Company's technology in various forestry products, which ArborGen exercised in June 2006.

In September 2002, the Company entered into an exclusive worldwide collaboration agreement with Anawah, Inc. ("Anawah") (the "Anawah Agreement") to establish a research alliance to develop and commercialize certain genetically enhanced species of produce. Under the Anawah Agreement, Anawah will license its proprietary technology to the Company and will also perform certain transformation functions in order to develop seeds in certain species of produce that have been enhanced with the Company's technology. If Anawah's technology is used in the commercialization of the enhanced produce, the Company will make certain royalty payments to Anawah. In January 2005, the Company terminated the Anawah Agreement. Under the terms of the Agreement, the Company will retain its exclusive license to Anawah's DHS Gene Mutation technology for the selected gene target in the specific field of use at an annual fee of $50,000.

On March 8, 2004, the Company entered into a Development and License Agreement with The Scotts Company (the "Scotts Agreement"), which will enable the two companies to incorporate the Company's proprietary Factor 5A and DHS technology into a variety of garden plants, bedding plants and turfgrasses. The Scotts Agreement provides for an upfront payment upon execution of the Scotts Agreement, milestone payments and a one-time fee, as well as royalty payments, upon commercial introduction. Pursuant to the terms of the Scotts Agreement and in conjunction with SAB No. 104, the Company is amortizing the upfront and milestone payments over the term of the estimated development period of the Agreement. As of June 30, 2006, the amount of deferred revenue is $41,667.

On October 18, 2004, the Company entered into a license agreement with the Broin Companies ("Broin") to license the Company's proprietary gene technology to Broin to improve aspects of Broin's ethanol production capabilities. The Company will receive an annual payment for each Broin facility that incorporates the Company's technology.

## 12. VALUATION AND QUALIFYING ACCOUNTS

Years Ended June 30, 2006, 2005, and 2004

| | Balance at Beginning of Year | Additions Charged to Expense(*) | Deductions | Balance at End of Year |
|---|---|---|---|---|
| Year ended June 30, 2006: Valuation allowance – deferred tax asset | $4,355,000 | $1,134,000 | $ 0 | $5,489,000 |
| Year ended June 30, 2005: Valuation allowance – deferred tax asset | $3,630,000 | $ 725,000 | $ 0 | $4,355,000 |
| Year ended June 30, 2004: Valuation allowance – deferred tax asset | $2,856,000 | $ 774,000 | $ 0 | $3,630,000 |

(*) Offset to tax benefit of net operation losses.

See Notes to Consolidated Financial Statements

## 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Year Ended June 30, 2006 | | | |
|---|---|---|---|---|
| Quarter Ended | September 30 | December 31 | March 31 | June 30 |
| Revenue | $ 12,500 | $ 12,500 | $ 35,416 | $ 6,250 |
| Total operating expenses | 941,990 | 954,181 | 777,447 | 812,389 |
| Loss from operations | (929,490) | (941,681) | (742,031) | (806,139) |
| Other income, net | 32,368 | 27,672 | 24,610 | 19,806 |
| Net loss | $(897,122) | $(914,009) | $(717,421) | $(786,333) |
| Basic and diluted net loss per common share | $ (0.06) | $ (0.06) | $ (0.04) | $ (0.05) |
| Basic and diluted weighted-average number of common shares outstanding | 15,467,388 | 15,467,388 | 15,467,388 | 15,477,388 |

| | Year Ended June 30, 2005 | | | |
|---|---|---|---|---|
| Quarter Ended | September 30 | December 31 | March 31 | June 30 |
| Revenue | $ 12,498 | $ 87,502 | $ 12,500 | $ 12,500 |
| Total operating expenses | 743,987 | 895,743 | 934,527 | 872,480 |
| Loss from operations | (731,489) | (808,241) | (922,027) | (859,980) |
| Other income, net | 7,868 | 163,011 | 13,127 | 158,813 |
| Net loss | $(723,621) | $(645,230) | $(908,900) | $(701,167) |
| Basic and diluted net loss per common share | $ (0.05) | $ (0.05) | $ (0.06) | $ (0.05) |
| Basic and diluted weighted-average number of common shares outstanding | 13,787,848 | 13,802,357 | 13,827,151 | 14,801,072 |

See Notes to Consolidated Financial Statements

## 14. SUBSEQUENT EVENTS

On October 11, 2006, the Company completed a private placement to certain members of the Company's board of directors, institutional and accredited investors (the "Private Placement") for an aggregate amount of 1,986,306 shares of Common Stock and warrants to purchase 993,153 shares of Common Stock for the aggregate cash consideration of $2,249,491. The Private Placement offered units of one share of Common Stock and a five-year warrant to purchase 0.50 shares of Common Stock at a price equal to $1.1325 per unit. The warrants were issued at an exercise price equal to $1.18 per share, with such warrants vesting on the date of grant, but not exercisable for a six-month period from the date of closing. The estimated costs associated with the Private Placement totaled approximately $200,000. In addition, the Company entered into a Registration Rights Agreement with these purchasers. The Registration Rights Agreement requires the Company to file a registration statement for the shares within 30 days of the closing date (the "Filing Date"), and to have such registration statement declared effective within 120 days of the closing date (the "Effective Date"). If the Company fails to file a registration statement on or before the Filing Date, it is required to pay to each purchaser in the Private Placement 1.0% of the aggregate purchase price for each 30 day period that such registration statement has not been filed. If the registration statement is not declared effective on or before the Effective Date, the Company is required to pay to each purchaser in the Private Placement 2.0% of the aggregate purchase price paid by such purchaser for the first thirty day period following the Effective Date and 1.0% for each thirty day period thereafter, with all payments subject to a maximum of 10.0% of the purchase price.

H.C. Wainwright and Co., Inc. ("Wainwright") acted as the placement agent for the Private Placement. As consideration for their services to the Company, Wainwright was issued a five-year warrant to purchase 139,041 shares of Common Stock, at a strike price equal to $1.07. Such warrant is immediately exercisable.

On October 11, 2006, the Company entered into a three-year non-exclusive financial advisory agreement with Stanford Group Company ("Stanford"). As compensation under the agreement, previously issued warrants that were purchased by Stanford and its affiliates in a private placement were amended. The original exercise prices on 1,500,000 warrants, 750,000 of which had an exercise price of $3.25 and 750,000 of which had an exercise price of $2.00, were reduced to $2.00 and $1.50, respectively. Additionally, the original expiration dates of December 2006 and January 2007 were each extended for a three-year period through December 2009 and January 2010, respectively. Stock-based compensation in the amount of approximately $1,100,000 related to the amendment of such warrants will be recorded during the three month period ended December 31, 2006. The agreement may be terminated by either party upon sixty days written notice. Stanford was also granted piggyback registration rights in connection with the shares underlying the warrants.

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# CORPORATE INFORMATION

## Board of Directors

John N. Braca
*Managing Director*
*Fountainhead Venture Group*

Christopher Forbes
*Vice Chairman*
*Forbes, Inc.*

Bruce C. Galton
*President and Chief Executive Officer*
*Senesco Technologies, Inc.*

Thomas C. Quick
*President*
*First Palm Beach Properties, Inc.*

David Rector
*Principal*
*The David Stephen Group*

Rudolf Stalder
*Chairman*
*Senesco Technologies, Inc.*

John E. Thompson, Ph.D.
*Executive Vice President and Chief Scientific Officer*
*Senesco Technologies, Inc.*

## Scientific Advisory Board

Alan B. Bennett, Ph.D.
*Executive Director, Research Administration and Technology Transfer of the University of California*

Charles Dinarello, M.D.
*Professor of Medicine*
*University of Colorado, School of Medicine*

Russell Jones, Ph.D.
*Professor*
*University of California, Berkeley*

## Officers

Bruce C. Galton

John E. Thompson, Ph.D.

Sascha P. Fedyszyn
*Vice President - Corporate Development and Secretary*

Joel Brooks
*Chief Financial Officer and Treasurer*

Richard Dondero
*Vice President - Research and Development*

## Annual Meeting

The Annual Meeting of Stockholders will take place on December 14, 2006 at 10:00am at the American Stock Exchange, New York, New York 10006.

## Corporate Headquarters

Senesco Technologies, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 08901
Telephone: 732-296-8400
Facsimile: 732-296-9292
Internet Site: http://www.senesco.com

## New Jersey Subsidiary

Senesco, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 08901
Telephone: 732-296-8400
Facsimile: 732-296-9292
Internet Site: http://www.senesco.com

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

## Counsel

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241

## Independent Public Accountants

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, New York 10036-2602

## Number of Holders of Common Stock

At October 20, 2006 there are 306 stockholders of rec[ord] of Common Stock.

## Dividends

The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipa[te] paying any such cash dividends in the foreseeable future.

## Market for Common Stock

American Stock Exchange (AMEX)
Symbol: SNT

## SEC Form 10-K and Stockholders' Inquiries

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge. Request for Form 10-K or other stockholder inquiries should be directed in writing to:

Investor Relations
Senesco Technologies, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 0890[1]

Senesco Technologies, Inc.
303 George Street
New Brunswick, NJ 08901
732.296.8400
www.senesco.com

SENESCO

Annual report designed by Verge180
www.verge180.com

# CORPORATE INFORMATION

## Board of Directors

John N. Braca
*Managing Director*
*Fountainhead Venture Group*

Christopher Forbes
*Vice Chairman*
*Forbes, Inc.*

Bruce C. Galton
*President and Chief Executive Officer*
*Senesco Technologies, Inc.*

Thomas C. Quick
*President*
*First Palm Beach Properties, Inc.*

David Rector
*Principal*
*The David Stephen Group*

Rudolf Stalder
*Chairman*
*Senesco Technologies, Inc.*

John E. Thompson, Ph.D.
*Executive Vice President and Chief Scientific Officer*
*Senesco Technologies, Inc.*

## Scientific Advisory Board

Alan B. Bennett, Ph.D.
*Executive Director, Research Administration and Technology Transfer of the University of California*

Charles Dinarello, M.D.
*Professor of Medicine*
*University of Colorado, School of Medicine*

Russell Jones, Ph.D.
*Professor*
*University of California, Berkeley*

## Officers

Bruce C. Galton

John E. Thompson, Ph.D.

Sascha P. Fedyszyn
*Vice President - Corporate Development and Secretary*

Joel Brooks
*Chief Financial Officer and Treasurer*

Richard Dondero
*Vice President - Research and Development*

## Annual Meeting

The Annual Meeting of Stockholders will take place on December 14, 2006 at 10:00am at the American Stock Exchange, New York, New York 10006.

## Corporate Headquarters

Senesco Technologies, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 08901
Telephone: 732-296-8400
Facsimile: 732-296-9292
Internet Site: http://www.senesco.com

## New Jersey Subsidiary

Senesco, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 08901
Telephone: 732-296-8400
Facsimile: 732-296-9292
Internet Site: http://www.senesco.com

## Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

## Counsel

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540-6241

## Independent Public Accountants

Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, New York 10036-2602

## Number of Holders of Common Stoc

At October 20, 2006 there are 306 stockholders of r of Common Stock.

## Dividends

The Company has not paid any cash dividends on its Common Stock since its inception and does not antici paying any such cash dividends in the foreseeable futur

## Market for Common Stock

American Stock Exchange (AMEX)
Symbol: SNT

## SEC Form 10-K and Stockholders' Inquiries

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available without charge. Request for Form 10-K or other stockholder inquiries should be directed in writing to:

Investor Relations
Senesco Technologies, Inc.
303 George Street, Suite 420
New Brunswick, New Jersey 0890[illegible]

Senesco Technologies, Inc.
303 George Street
New Brunswick, NJ 08901
732.296.8400
www.senesco.com

SENESCO

Annual report designed by Verge180
www.verge180.com